Exhibit 99.1

Lithium Americas annual information form for the year ended December 31, 2020 March 2, 2021

TABLE OF CONTENTS

Forward Looking Statements	1
Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates	4
Definitions and Other Information	6
Definitions	6
Currency	6
Corporate Structure of the Company	7
Name, Address and Incorporation	7
Intercorporate Relationships	7
General Development of the Business	8
Overview	8
RECENT DEVELPMENTS	8
DESCRIPTION OF the Business	11
Overview of Mineral Projects	11
The Cauchari-Olaroz Project	17
The Thacker Pass Project	35
The RheoMinerals Business	51
Competitive Conditions	52
Specialized Skills and Knowledge	52
Mineral Price and Economic Cycles	52
Economic Dependence	52
Bankruptcy and Similar Procedures	52
Reorganizations	53
Foreign Operations	53
Employees	53
Changes to Contracts	53
Environmental Protection	54
Social or Environmental Policies	54
Emerging Market Disclosure	56
Risk Factors	60

Lithium Americas – AIF	i

Description of Capital Structure	79
Dividends and Distributions	79
Market for Securities	80
Market	80
Trading Price and Volume	80
Directors and Officers	81
Audit AND RISK Committee Information	85
Legal Proceedings and Regulatory Actions	88
Interest of Management and Others in Material Transactions	88
Transfer Agents and Registrars	89
Material Contracts	89
Interests of Experts	92
Additional Information	92
Schedule “A” DEFINITIONS	A-1
Schedule “B” AUDIT AND RICK COMMITTEE CHARTER	B-1

Lithium Americas – AIF	ii

Forward Looking Statements

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this AIF contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development of the Cauchari-Olaroz Project and the Thacker Pass Project, including timing, progress, construction, milestones, anticipated production and results thereof; the expected outcome of any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project; the expected benefits from the 2020 Cauchari Transaction and 2019 Project Investment; expectations and anticipated impact of the COVID-19; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through an entity in Argentina 49% owned by the Company and 51% owned by Ganfeng; successful operation of the Cauchari-Olaroz Project under its co-ownership structure; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak, including the terms and timing thereof; ability to produce high purity battery grade lithium products; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; results of the Company’s engineering, design and permitting program at the Thacker Pass Project, including that the Company meets deadlines and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz Project and the Thacker Pass Project; timing, results and completion of a feasibility study for the Thacker Pass Project; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz Project and for permitting and Thacker Pass Project feasibility study activities at the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital

Lithium Americas – AIF	1

controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; and the potential for partnership and financing scenarios for the Thacker Pass Project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz Project;
•	ability of the Company to fund, advance and develop the Cauchari-Olaroz Project and the Thacker Pass Project, and the respective impacts of the projects when production commences;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	general economic conditions;
•	the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•

stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

•	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•	estimates of and unpredictable changes to the market prices for lithium products;
•	exploration, development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass Project;
•	estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources will ever be developed into Mineral Reserves;
•	reliability of technical data;

Lithium Americas – AIF	2

•	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project;
•	the Company’s ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	the impact of COVID-19 on the Company’s business;
•	the expected benefits from the 2020 Cauchari Transaction;
•	accuracy of development budget and construction estimates; and
•	preparation of a development plan and feasibility study for lithium production at the Thacker Pass Project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, LAC can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this AIF, including but not limited to, the factors referred to under the heading “Description of the Business – Risk Factors” in this AIF.  Such risks include, but are not limited to the following: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 49% co-ownership interest with Ganfeng, at the Cauchari-Olaroz Project, and on third parties providing services to the Company in respect of the Thacker Pass Project or to Minera Exar with respect to the Cauchari-Olaroz Project; the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; risks associated with proposed tax changes in Nevada that could increase the costs of the Company’s operations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether Mineral Resources will ever be converted into Mineral Reserves; whether the Company is able to successfully monetize

Lithium Americas – AIF	3

any increase in off-take from any increased development plan, and the expected benefits from the Project Investment and other transactions described herein; the expected benefits from the 2020 Cauchari Transaction; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s senior lenders and any addition of further debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this AIF is expressly qualified by these cautionary statements. All forward-looking information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this AIF are expressly qualified in their entirety by this cautionary statement.  Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent MD&A for the most recently completed financial year, which are available on SEDAR at www.sedar.com.

Cautionary Notice Regarding Mineral Reserves and Mineral Resource Estimates

The disclosure included in this AIF uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Definition Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other

Lithium Americas – AIF	4

geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Lithium Americas – AIF	5

Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this AIF have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this AIF that describes the Company's Mineral Reserves and Mineral Resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Definitions and Other Information

Definitions

For a description of defined terms and other reference information used in this AIF, please refer to Schedule “A”.

Currency

This AIF contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to United States dollars are referred to as “US$”.

The following table sets forth the high and low exchange rates for one US dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	United States Dollars into Canadian Dollars
	2020	2019	2018
High	$1.4496	$1.3600	$1.3642
Low	$1.2718	$1.2988	$1.2288
Rate at end of period	$1.2732	$1.2988	$1.3642
Average rate for period	$1.3415	$1.3269	$1.2957

On March 1, 2021, the rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.2661.

Lithium Americas – AIF	6

Corporate Structure of the Company

Name, Address and Incorporation

The Company was incorporated under the BCBCA on November 27, 2007 under the name “Western Lithium Canada Corporation”, and changed its name to “Western Lithium USA Corporation” on May 31, 2010. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board the authority by resolution to alter the Company’s authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to “Lithium Americas Corp.”  On November 8, 2017, the Company consolidated its then outstanding Common Shares on a 5:1 basis.

The Company’s head office and registered office is located at 300 – 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5.

Intercorporate Relationships

The corporate structure of LAC, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are set out in the following chart:

Notes:

(1)	Exar Capital holds no equity interest in Minera Exar, but has and continues to provide shareholder loans.
(2)

Pursuant to the JEMSE Option Agreement, JEMSE will acquire an 8.5% equity interest in Minera Exar, which will dilute LAC’s direct and indirect interest in Minera Exar proportionately along with that of Ganfeng upon closing. For more information please see “Material Contracts – JEMSE Option Agreement”.

Lithium Americas – AIF	7

General Development of the Business

Overview

LAC is a Canadian-based resource company focused on advancing two significant lithium development projects, the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina, and the Thacker Pass Project, located in north-western Nevada, USA.

Recent Developments

The following is a three year summary of the key developments that have generally influenced the development of the Company’s business and projects.

Cauchari-Olaroz Project

Minera Exar is continuing to advance construction of the Cauchari-Olaroz Project, working under a strict Protocol. The Protocol was developed in conjunction with Argentinean medical advisors, who are consulted on a weekly basis to refine and adapt the Protocol to respond to the evolving COVID-19 situation in Argentina.  Since implementation of the Protocol approximately four months ago, Minera Exar has not reported any new cases on site.  Nevertheless, the COVID-19 situation in Argentina remains difficult. As such, the Company and Minera Exar are actively monitoring for any additional impacts on construction activities and the construction schedule. Physical distancing requirements and additional sanitary measures, along with quarantining measures for workers accessing the site have delayed the expected date to commence production to mid-2022.  Any updates to the Protocol are submitted to applicable provincial authorities for their input and approval.  In addition, Minera Exar continues to support the Province of Jujuy in its ongoing response to the pandemic.

On August 27, 2020, the Company announced the completion of a transaction with Ganfeng whereby Ganfeng increased its ownership interest in the Cauchari-Olaroz Project by subscribing for newly issued shares of Minera Exar for cash consideration of US$16 million. As part of the transaction, Ganfeng provided a non-interest bearing loan of US$40 million to Exar Capital. Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to LAC. The Company also entered into the Amended Shareholders Agreement with Ganfeng and amended and restated offtake agreements with each of Ganfeng and BCP, with the amendments reflecting the updated ownership structure of Minera Exar and related matters. Upon closing of the transaction, Ganfeng held a 51% interest and the Company held a 49% interest in Minera Exar and the Cauchari-Olaroz Project, subject to the right of JEMSE to acquire an 8.5% interest in Minera Exar pursuant to the Option Agreement entered into by LAC and Ganfeng with JEMSE on August 26, 2020. Please see “Material Contracts – JEMSE Option Agreement” for further details.

On September 30, 2019, the Company disclosed an updated feasibility study on the Cauchari-Olaroz Project. The updated feasibility study increases the Mineral Reserve estimate on the Cauchari-Olaroz Project. On October 19, 2020 the Company filed a restated version of the feasibility study. For further information, please see “Description of the Business – The Cauchari-Olaroz Project”.

In April 2019, the Company entered into the Project Investment whereby Ganfeng agreed to subscribe for newly issued shares of Minera Exar for cash consideration of approximately US$160 million, resulting in each of Ganfeng and LAC holding a 50% interest in Minera Exar. The Project

Lithium Americas – AIF	8

Investment also amended the Shareholders Agreement to provide for equal representation on the Minera Exar board of directors and management committee governing the Cauchari-Olaroz Project, and for the repayment to LAC of US$8 million of outstanding loans (plus any accrued interest). In August 2019, the Project Investment closed whereby Ganfeng increased its ownership interest in Minera Exar and the Cauchari-Olaroz Project to 50% from its ownership interest of 37.5%. Please see “Material Contracts – 2019 Project Investment” for further details. In connection with closing, LAC also executed an amended and restated off-take agreement with Bangchak whereby, in consideration for Bangchak’s consent to the Project Investment LAC granted to Bangchak incremental off-take rights to acquire up to an additional 3,500 tpa of lithium carbonate for an aggregate maximum of 6,000 tpa of lithium carbonate (including prior offtake rights) at market prices.  Bangchak also agreed that it would provide up to US$50 million of additional debt financing (subject to consent of Ganfeng).

In August 2018, the Company entered into agreements to implement the Ganfeng-SQM Transactions, which were completed in October 2018. In connection therewith: (a) a subsidiary of SQM sold its 50% interest in Minera Exar to a subsidiary of Ganfeng; (b) the Company converted prior funding contributions to Minera Exar into equity of Minera Exar, thereby increasing its interest in Minera Exar from 50% to 62.5%, with Ganfeng holding the remaining 37.5% interest; (c) the Company and Ganfeng formed Exar Capital (the company through which the Company and Ganfeng have agreed to fund the Cauchari-Olaroz Project) such that the Company obtained a 62.5% interest and Ganfeng a 37.5% interest; (d) Ganfeng provided the Company with a US$100 million unsecured, subordinated Limited Recourse Loan Facility; and (e) Ganfeng provided a loan to Minera Exar to permit Minera Exar to repay US$25 million of its outstanding indebtedness to the Company.  For further information, please see “Material Contracts – Amended Shareholders Agreement”.

Thacker Pass Project

The Company continues to make progress on preparing a feasibility study for the Thacker Pass Project. Based on discussions with potential customers and joint venture partners, the Company is assessing changes to the parameters for the feasibility study to target a higher production capacity than the 20,000 tpa LCE initially targeted for the feasibility study mine plan, and a revised product mix than previously considered for the project.

On January 15, 2021 the Company announced the issuance by the BLM of a positive ROD under the NEPA process. The ROD approved the proposed mine and plan of operations for the Thacker Pass Project, along with the Company’s proposal to continue exploration work to the north and south of the proposed mine site and processing facilities. Applications for key state permits with respect to air quality, water pollution control, reclamation and appropriation of water have been submitted, together with applications for water rights transfers. Regulatory decisions as to the bulk of these approvals are expected during the course of 2021.  The ROD was the final step of the NEPA process that began on January 21, 2020 with the NOI issued by the BLM, followed by the BLM’s issuance of a Preliminary EIS on July 29, 2020 and a Final EIS on December 4, 2020.

In August 2018, the Company filed a pre-feasibility study on the Thacker Pass Project, being the Thacker Pass TR. For further information, please see “Description of the Business – Overview of Mineral Projects –Thacker Pass Project”.

Lithium Americas – AIF	9

Corporate

Effective February 1, 2021, Ignacio Celorrio was appointed as President, Latin America. Prior to this he was the Executive VP, International Affairs since October 2019. He replaces Gabriel Rubacha, who resigned as President of South American Operations effective January 31, 2021, who continues to serve as a director of the Company.

On January 22, 2021, the Company closed an underwritten public offering of US$400 million through the issuance of 18,181,818 Common Shares at a price of US$22.00 per share, including 2,272,727 Common Shares issued pursuant to the exercise of an over-allotment option granted to the agents. The offering was completed pursuant to an underwriting agreement dated January 20, 2021 with a syndicate of underwriters led by Canaccord Genuity LLC, and including Deutsche Bank Securities Inc., Evercore Group L.L.C., Stifel, Nicolaus & Company, Incorporated, National Bank Financial Inc. and Cormark Securities Inc., who received a cash commission of 5.5% of the aggregate gross proceeds of the offering. The Company intends to use the net proceeds raised to fund the development of the Thacker Pass Project, and for general corporate and working capital purposes, as further described in the Company’s prospectus supplement dated and filed on SEDAR on January 20, 2021.

On November 30, 2020 the Company closed an at-the-market (ATM) equity program of US$100 million in gross proceeds raised through the sale of an aggregate of 9,266,587 Common Shares to the public from time-to-time starting on October 20, 2020.  The ATM program was conducted pursuant to an open market sale agreement with Jefferies LLC acting as the lead U.S. agent, National Bank Financial Inc. acting as the lead Canadian Agent, and Jefferies Securities, Inc., National Bank of Canada Financial Inc., Stifel, Nicolaus & Company, Incorporated, Stifel Nicolaus Canada Inc., Cormark Securities (USA) Ltd., Cormark Securities Inc., BMO Capital Markets Corp., BMO Nesbitt Burns Inc., Canaccord Genuity LLC and Canaccord Genuity Corp.  The agents were paid a cash commission of up to 3.0% of the aggregate gross proceeds of the ATM program. The Company intends to use the net proceeds raised for working capital and general corporate purposes.

On November 19, 2020, Michael Fischer resigned as a director of the Company effective immediately. Following Dr. Fischer’s resignation, the Company initiated a Board recruitment process to fill the vacancy created by Dr. Fischer’s departure. The recruitment process is expected to be completed in due course. Dr. Fischer’s resignation preceded the dispositions by Bangchak, an affiliate of Bangchak Public Company Ltd., from time-to-time of a portion of its holdings in the Company’s Common Shares. Pursuant to such dispositions, Bangchak reduced its ownership interest below the 10% reporting threshold and is no longer a significant shareholder of the Company as of November 30, 2020, based on public disclosure by Bangchak.

In October 2019, the Company announced the appointment of Dr. Yuan Gao to the Company’s board of directors.

In May 2019, the Company announced the appointment of Jonathan (Jon) Evans as President and CEO and as a director of the Company. Mr. Evans was appointed to replace Tom Hodgson who retired as CEO and a director of the Company.

In August 2018, the Company and Ganfeng entered into the Strategic Agreement to explore for opportunities and to collaborate and develop lithium resources, with a focus on identifying and developing lithium resources projects in North and South America.

Lithium Americas – AIF	10

On January 25, 2018, the Company’s Common Shares began trading on the NYSE.

Outlook

The Company intends to focus its business activity in the near term on advancing of the Cauchari-Olaroz Project and the Thacker Pass Project. The Company may pursue other attractive business development opportunities in the lithium space from time to time as they arise.

DESCRIPTION OF the Business

Overview of Mineral Projects

The Company is advancing two significant lithium development projects, the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina, and the Thacker Pass Project, located in north-western Nevada, USA.

Cauchari-Olaroz Project

Current Status of the Project

The Cauchari-Olaroz Project is co-owned (49/51) by LAC and by Ganfeng, each holding their respective interest through shareholdings in Minera Exar. Ganfeng initially acquired its interest from SQM pursuant to the completion of the Ganfeng-SQM Transactions in October 2018 and subsequently increased its interest to 50% through the Project Investment in August 2019 and to 51% through the 2020 Cauchari Transaction in August 2020.  The Company’s 49% interest and Ganfeng’s 51% interest in the Cauchari-Olaroz Project are subject to the rights of JEMSE to acquire an 8.5% interest in Minera Exar.

Minera Exar is in the midst of constructing a lithium mining and processing facility that provides for annual production of 40,000 tpa of battery-quality lithium carbonate over a 40 year life of mine.  The construction program is based on a feasibility study for the project originally disclosed in a NI 43-101 technical report filed in September 2019 (and restated in the Cauchari TR filed in October 2020). The feasibility study also includes a conventional, commercially-proven brine processing technology optimized for the salar in partnership with Ganfeng to produce battery-quality lithium carbonate that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.

Construction Update

Minera Exar initiated detailed engineering work and commenced development of the Cauchari-Olaroz Project in 2018.  LAC and the project co-owner, Ganfeng, continue to actively work with Minera Exar to advance construction, procurement and engineering work at the Cauchari-Olaroz Project. As of December 31, 2020, capital expenditures for construction (which exclude capital costs attributable to the Protocols in respect of COVID-19) remain on budget with US$477 million (approximately 84%) of planned capital expenditures committed, of which US$388 million (approximately 69%) has been spent.

Currently, Minera Exar has approximately 230 full-time employees.

Lithium Americas – AIF	11

In the near term, the current development plan at the Cauchari-Olaroz Project includes the following principal activities:

▪

Evaporation Ponds & Production Wells – The earthworks for the 12 km2 of planned solar evaporation ponds is 100% complete. Liner installation is approximately 75% complete. Currently drilling of 30 production wells is complete, and 3 wells are in progress. Approximately 9.9 million m3 of brine have been pumped into the ponds for initial evaporation and process testing.  The wells are producing lithium concentrations that are in line with expectations.

▪

Infrastructure – Construction of access roads and platforms for the wells is 100% complete.  Gas pipeline construction is well underway, and over 50% complete.  The 33 kV power line and 13.2 kV distribution line are progressing, with the 13.2kV distribution line approximately 70% complete. The contract to build the water pipeline has been awarded, and construction activities on the pipeline started in early February 2021.

▪

Lithium Carbonate Plant – The majority of the critical, long-lead-time equipment is currently under fabrication or has been delivered to site, including the crystallizer, SX plant, lime plant, reactors, centrifuges, micronizer, tanks, filters, dryer, and boilers. Most of the critical equipment was received.  Lime plant equipment has been delivered to the site and construction is progressing. The boron removal SX plant foundations are complete and some of the equipment has been installed at the plant. The civil works contractors for the rest of the lithium carbonate plant are at site working on the crystallizer, dilution plant, purification, carbonation and substation. Most of the crystallizer foundations were completed. Construction of the warehouse buildings is 100% complete. The carbonate plant electromechanical contractor has started work at the SX plant.

On October 19, 2020, the Company filed the Cauchari TR. The Cauchari TR provides updated information from the NI 43-101 technical report filed in connection with the 2019 definitive feasibility study, which technical report, to reflect the more advanced status of construction, the most recent estimate for completion of construction and the consequent changes to the economic analysis derived from these inputs. Capital expenditures remained unchanged at US$565 million, with US$304 million already spent as at June 30, 2020 and excluded from the NPV. Operating costs were updated to US$3,579 per tonne of battery-quality lithium carbonate from US$3,576 per tonne previously. The Cauchari TR resulted in after-tax NPV of US$1.5 billion at a 10% discount rate and US$12,000/tonne long-term lithium carbonate price. Sensitivity analysis demonstrates after-tax NPV of US$518 million at 50% lower lithium carbonate prices and US$3.4 billion at 50% higher prices. The Cauchari TR otherwise reaffirms the mineral resource and mineral reserve estimates contained in the 2019 technical report filed in connection with the 2019 definitive feasibility study.

Development Schedule

The development plan contemplates mechanical completion of construction, followed by a commission period and then commencement of production. Based on Minera Exar’s current development plan schedule this process is expected to be completed in mid-2022. The current schedule is based on activity levels permitted on site under the enhanced Protocols developed to provide for the health and safety of Minera Exar’s workforce in Argentina during the pandemic, but the Protocol is being monitored on an ongoing basis for efficacy and to respond to the evolving trajectory of the pandemic in Argentina and elsewhere.

Lithium Americas – AIF	12

The Company continues to assess the impact of COVID-19 and potential mitigation measures on the development and production schedules, including discussions with suppliers and freight forwarders on delivery schedules, as delivery and production schedules of suppliers continue to be impacted as a result of the global pandemic. The Company will provide periodic updates from time to time regarding any material changes to the construction and production schedules as they become known.

Permitting Update

An update to the “Environmental Impacts Report for Exploitation” for the Cauchari-Olaroz Project was approved by Jujuy Province in December 2020 to allow the expansion of initial production capacity for the project to 40,000 tpa of lithium carbonate (from the previous 25,000 tpa).  Permits were also granted by the Province of Jujuy in 2020 to allow for water use connected to project development activities.

Minera Exar Co-Ownership and 2020 Cauchari Transaction

The Company and Ganfeng are co-owners of Minera Exar and the Cauchari-Olaroz Project. Please see “General Development of the Business – Recent Developments – Cauchari-Olaroz Project” and “Material Contracts” for further details of the 2020 Cauchari Transaction and related agreements.

Technical Information

Detailed scientific and technical information on the Cauchari-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on October 19, 2020. The Cauchari TR has an effective date of September 30, 2020 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

A more detailed summary of the Cauchari-Olaroz Project and the Cauchari TR is set forth below under the heading “The Cauchari-Olaroz Project”.

Thacker Pass Project

The Thacker Pass Project is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium Mineral Resource and Minera Reserve, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation.

Current Resources and Mine Plan

In 2017, the Company commenced a program to assess the mine development potential of the Thacker Pass deposit, which hosts the primary Mineral Resource estimate on the project. The Company assembled an experienced management and technical team for the project, conducted process testing and related analysis, and conducted a drilling program with an objective of expanding the Mineral Resource and increasing confidence levels. The updated Mineral Resource was completed in the Spring of 2018.

Lithium Americas – AIF	13

The Thacker Pass TR was completed in August 2018.  Pursuant to the mine plan in the Thacker Pass TR, LAC contemplates developing an initial Phase 1 production capacity of 30,000 tpa of battery-grade lithium carbonate commencing in 2022 and increasing in Phase 2 to 60,000 tpa in 2026. The Thacker Pass Project is expected to be developed as an open-pit mining operation using conventional mining equipment. Given the soft nature of the deposit, minimal blasting and crushing is anticipated. The ore will then be processed in a leaching circuit using sulfuric acid to liberate the lithium from the claystone. Following the leaching process, the lithium bearing solution is expected to be purified using crystallizers and reagents to produce battery-grade lithium carbonate.

With the reliance on sulfuric acid, the Thacker Pass TR calls for construction of a conventional sulfuric acid plant at site. The sulfuric acid plant will convert molten sulfur into low-cost sulfuric acid, which is expected to reduce transportation costs and provide a low-cost source of power and steam.  LAC would construct a waste heat generation facility at the sulfuric acid plant, providing electricity for the Thacker Pass Project. Electricity could also be sold to a third party customer via the grid connected to the proximal 115 kV transmission line.

Feasibility Study

Building on the results of the Thacker Pass TR, the Company is currently working to produce a feasibility study.  Lithium Americas initially targeted production capacity of 20,000 tpa of LCE for the feasibility study. Based on ongoing discussions with potential partners and customers, the Company now contemplates that the feasibility study will include an initial production capacity greater than 20,000 tonnes per annum of LCE, with a final determination on capacity and product mix still under consideration. The Company expects that a finalized development plan and timeline for completion of the feasibility study will be set once the Company has confirmed these matters, which will be based on further feedback from potential partners and further confirmation of prospective commercial arrangements with potential customers.

Process Engineering and Design Update

A process testing facility and laboratory has been commissioned in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid), prepare tailings samples for stability and geochemical analyses, and to provide feed samples to crystallizer vendors who will design the equipment and are expected to provide performance guarantees.  The results of the pilot plant test work will be used to finalize the design of the front-end of the process where lithium is extracted (dissolved) from the ore. To date, Lithium Nevada’s process testing facility has produced over 15,000 kg of high-quality lithium sulfate brine at the Thacker Pass Project. The process has been optimized by upgrading the ore through a wet attrition process followed by a hydrocyclone to remove coarse material with relatively low lithium content.  The process test work has demonstrated an increase in lithium feed concentration, which results in reduced acid consumption per tonne of LCE.  In addition to optimizing acid consumption, the process testing facility has also generated tailings samples that are being used for stability and geochemical analysis, as well as feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

The Company has engaged experienced crystallization vendors to develop the design and cost estimate for process equipment to be used to manufacture battery-quality lithium products from lithium sulfate, including lithium carbonate and lithium hydroxide.

Lithium Americas – AIF	14

A patent application has been submitted to the United States Patent and Trademark Office to protect fundamental aspects of Lithium Nevada’s proprietary lithium beneficiation and process technology, which includes elements from the attrition process through crystallization.  The Patent Cooperation Treaty Examiner has concluded its Search Report and Examiner Opinion and has found all claims to be novel, inventive and useful in the industrial arts, and thus patentable.

Regulatory and Permitting Update

On January 15, 2021, the BLM issued its ROD for the proposed mine and MPO for the Thacker Pass Project, and related mitigation measures.  The BLM also approved the Company’s proposal to conduct exploration work to the north and south of the proposed mine site and processing facilities. The ROD is the final step in the BLM’s NEPA review process for the Thacker Pass Project. This process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.  The approved MPO contemplates production of battery-grade lithium hydroxide, lithium carbonate and lithium metal (up to 60,000 tpa of LCE).

A 30-day appeal period of the administrative decision to grant the ROD followed the issuance of the ROD, and ended on February 16, 2021. Claims were filed against the BLM on February 11, 2021 by a local rancher and on February 26, 2021 by a number of claimants alleging violations of NEPA and other federal laws in the regulatory permitting process. The February 11, 2021 claimants also submitted to the BLM and to the Company and Lithium Nevada, a notice of intention to file citizen-suit claims for alleged procedural violations of the Endangered Species Act.  The Company believes that the federal permitting process was conducted thoroughly and completely by the BLM, and believes its permit will be upheld.  The Company also intends to vigorously defend any claim filed against it.

Applications for key state permits, including air quality, water pollution control, reclamation and appropriation of water permits, and for transfers of water rights have been submitted, with regulatory decisions for the bulk of these approvals expected during the course of 2021.

Figure 1 below highlights the key permitting milestones completed to date.

Figure 1 – Thacker Pass - Permitting Process Completed to Date

Lithium Nevada has secured water rights that it believes will be sufficient to meet or exceed requirements for “Phase 1” production.  Use of the water rights will be subject to customary regulatory approvals including the transfer of the point of diversion, point of use and manner of use prior to production.

Lithium Americas – AIF	15

Exploration

The lithium deposit hosted in the McDermitt Caldera has been drilled extensively by the Company. Historical exploration work by prior owners was also completed on the property. However, the full extent of the deposit has not been defined.  LAC carried out exploration drilling work in the northwest of the pit area and in the southwest area of the Thacker Pass Project (located south of Route 293 and ~2 km southwest of the proposed processing plant) from Q2 to Q4 2018.  The results demonstrated that lithium-bearing claystone extends laterally northwest of the pit area and occurs throughout the Southwest Basin within Lithium Nevada’s mineral rights.  The exploration results will be used to update the Mineral Resource estimate in connection with ongoing work currently underway to prepare a feasibility study for the project.

Additional exploration targets have been identified outside the existing Mineral Resource boundary.  Prompted by the discovery of lithium mineralization in the southwest area of the Thacker Pass Project, Lithium Nevada submitted permit applications for a proposed future exploration program in the southern and eastern areas of the Thacker Pass Project, including areas south of Highway 293 and areas east of the proposed pit highlighted in Figure 2. The BLM approved the proposed exploration program on January 15, 2021.

Figure 2 – Thacker Pass Plan of Operations for Mining and Processing (blue) and Exploration (red)

Commercial Agreements

During Q2 2019, Lithium Nevada entered into a mine design, consulting and mining operations agreement with Sawtooth Mining, a subsidiary of NACCO Industries Inc. and North American Coal.  Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance, and mining and mine closure services for the Thacker Pass Project, which will supply all of Lithium Nevada’s lithium-bearing ore requirements.  Sawtooth Mining has agreed to provide Lithium Nevada with the following (i) US$3.5 million in seven consecutive equal quarterly instalments, with the final payment received in October 2020; and (ii) engineering services related primarily to mine design and permitting.  During construction, Sawtooth Mining has agreed to provide initial funding for up to US$50 million to procure all mobile mining equipment required for “Phase 1” operations.  Excluding these Sawtooth Mining investments, Lithium Nevada bears all

Lithium Americas – AIF	16

costs of mining and mine closure.  Lithium Nevada has agreed to either pay a success fee to the mining contractor of US$4.7 million upon achieving commercial production, or repay the US$3.5 million without interest if the final project construction decision is not made by 2024.

Lithium Nevada has also entered into master services agreement with EXP, ITAC and M3.  EXP has responsibility for the design and costing of the acid plant; ITAC has responsibility for leading the engineering design of the chemical plant, water supply infrastructure and electrical infrastructure; and, M3 has responsibility for the civil and general site works and overall cost estimate of the feasibility study.

Financing Strategy

The Company continues to evaluate a variety of strategic financing options, including the possibility of a joint venture partner for the development of the Thacker Pass Project.

Technical Information

Detailed scientific and technical information on the Thacker Pass Project can be found in the Thacker Pass TR that was filed with the securities regulatory authorities in each of the provinces of Canada on August 2, 2018. The Thacker Pass TR has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

A more detailed summary of the Thacker Pass Project and the Thacker Pass TR is set forth below under the heading “The Thacker Pass Project”.

The Cauchari-Olaroz Project

The scientific and technical information regarding the Cauchari-Olaroz Project is derived, in part, from the Cauchari TR. A copy of the Cauchari TR is available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

The Cauchari and Olaroz Salars are located in the Department of Susques in the Province of Jujuy in northwestern Argentina, approximately 250 km northwest of San Salvador de Jujuy, the provincial capital. The nearest port is Antofagasta (Chile), located 530 km to the west. Access is via paved National Highways 9 and 52, which connect the site to San Salvador de Jujuy and Salta in Argentina. The midpoint between the Olaroz and Cauchari Salars is located on Highway 52, 55 km west of the Town of Susques. In addition, Highway 52 connects to Paso Jama, a national border crossing between Chile and Argentina, providing connection to Chilean Route 27 and granting convenient access to Antofagasta and Mejillones, likely embarkation ports for the product. Access is possible through a gravel road (Route 70) which skirts the west side of the salars.  This road is approximately one km from the plant site.

LAC holds its interest in the Cauchari-Olaroz Project through a 49% interest in Minera Exar, with Ganfeng holding a 51% interest. Minera Exar acquired title to the project through direct staking or entering into exploration and exploitation contracts with third party property owners. The claims are contiguous and cover most of the Cauchari Salar and the eastern portion of the Olaroz Salar. The annual aggregate payment (canon rent) required by Minera Exar to maintain the claims is

Lithium Americas – AIF	17

US$268,346.  Under Minera Exar’s usufruct agreement with Borax Argentina S.A., Minera Exar acquired Borax Argentina S.A.’s usufruct rights on properties in the area in exchange for annual royalty of US$200,000 plus annual canon rent property payments to Jujuy Province.  The area that contains the Mineral Resource and Mineral Reserve estimate is covered by mining concessions which grant the holder a perpetual mining right, subject to the payment of a fee and an agreed upon investment in accordance with the principal legislation that regulates the mining industry in Argentina, the Código de Minería.

On March 28, 2016, Minera Exar entered into the Los Boros Option Agreement with Los Boros for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz Project. Under the terms of the Los Boros Option Agreement, Minera Exar paid US$100,000 upon signing and had a right to exercise the purchase option at any time within 30 months for the total consideration of US$12,000,000 to be paid in 60 quarterly instalments of US$200,000. The first installment was due upon occurrence of one of the following two conditions, whichever came first: (i) the third year of the purchase option exercise date; or (ii) the beginning of commercial exploitation with a minimum production of 20,000 tonnes of lithium carbonate. As a security for the transfer of title for the mining properties under the Los Boros Option Agreement, Los Boros granted to Minera Exar a mortgage for US$12,000,000.

On November 12, 2018, Minera Exar exercised the purchase option and the following payments and royalties were provided to Los Boros:

•	US$300,000 was paid on November 27, 2018 as a result of the commercial plant construction start date; and
•	a 3% net profit interest for 40 years, payable in Argentinean pesos, annually within 10 business days after each calendar year end.

Minera Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7,000,000 and the next 20 years for an additional payment of US$7,000,000.

On August 26, 2020, LAC, Ganfeng and Exar entered into the JEMSE Option Agreement with JEMSE, which is a Province of Jujuy state-owned enterprise.

The agreement establishes the terms of a right by JEMSE to acquire an 8.5% interest in Minera Exar for consideration of US$1 plus an amount equal to 8.5% of the capital contributions in Minera Exar at the time of closing. This right was agreed to by the Company and Ganfeng to comply with the laws of the Province of Jujuy, where lithium reserves are considered a strategic resource that is key to the Province’s future development prospects. Pursuant to the agreement, JEMSE cannot transfer or dispose of its right to acquire the 8.5% interest without the prior consent of the Company and Ganfeng, but JEMSE may elect, under certain conditions, to convert it into a royalty.  JEMSE is expected to exercise its option to acquire the 8.5% interest in 2021.  The consideration for such exercise will be made by JEMSE to LAC and Ganfeng by way of an assignment of one-third of the after-tax dividends to be received by JEMSE from Minera Exar after becoming a shareholder.  For any future equity contributions, Ganfeng and LAC are obliged to loan to JEMSE 8.5% of the contributions necessary for JEMSE to avoid dilution. Such loans will also be repayable by way of the same assignment of one-third of after-tax dividends due to JEMSE, after it becomes a shareholder of Minera Exar.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. Minera Exar signed contracts with each aboriginal community to have the right to explore the

Lithium Americas – AIF	18

property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar has also agreed to support local communities through a number of infrastructure and education programs.

Bangchak and Ganfeng completed the Cauchari Financing Transactions in 2017, and the Company and Ganfeng completed the Ganfeng-SQM Transactions in 2018.  The Company and Ganfeng completed the Project Investment in 2019, and the 2020 Cauchari Transaction in 2020.

History

Mining activities on the western side of the Cauchari Salar by Rio Tinto and on the eastern side of the Olaroz Salar by Los Boros dates back to the 1990s.

2009 to 2010

▪    Minera Exar acquired mining and exploration permits across broad areas of the Cauchari and Olaroz Salars.

▪    Exploration programs focused on lithium and potassium were completed by Former LAC, which resulted in the preparation of a measures, indicated and inferred mineral resource report for potassium and lithium.

2012	▪ An initial feasibility study was completed by Former LAC.
2016

▪    Minera Exar acquired an option to acquire title to a portion of the mining properties comprising the project from Los Boros pursuant to a purchase option agreement.

▪    SQM acquired a 50% interest in Minera Exar and the project.

2017	▪ A feasibility study with an updated Mineral Reserve Estimate was prepared by the Company.
2018

▪    The option to acquire title to certain of the properties comprising the project from Los Boros was exercised.

▪    Project construction began.

▪    Ganfeng acquired a 37.5% interest in the project, and LAC acquired an additional 12.5% interest, for an aggregate 62.5% interest held by LAC.

▪    LAC secured project financing from Ganfeng for a portion of LAC’s project funding requirements.

2019

▪    Project construction continued.

▪    The Project Investment closed, resulting in LAC and Ganfeng each holding 50% interests in Minera Exar and the project

▪    A feasibility study with an updated Mineral Resource Estimate was prepared by the Company.

Lithium Americas – AIF	19

2020

▪    The 2020 Cauchari Transaction closed, resulting in Ganfeng holding 51% and LAC holding 49% interests in Minera Exar and the project.

▪    JEMSE entered the JEMSE Option Agreement, replacing a prior letter of intent, in respect of its right to acquire an 8.5% interest in Minera Exar and the Cauchari-Olaroz Project.

▪    Project construction continued with enhanced safety protocols in effect and a reduced workforce on site, following temporary shut-downs due to COVID-19.

▪    Updates to the water and environmental permits were approved by applicable regulatory authorities.

2021	▪ Project construction continues under the Protocol. ▪ Minera Exar has enhanced the capacity of the Operations team with additional hires such as a general manager.

Geological Setting, Mineralization and Deposit Types

Geology

There are two dominant structural features in the region of the Cauchari and Olaroz Salars: north-south trending high-angle normal faults and northwest-southeast trending lineaments. The high-angle north-south trending faults form narrow and deep horst-and-graben basins which are accumulation sites for numerous salars, including Olaroz and Cauchari. Basement rock in this area is composed of lower ordovician turbidites (shale and sandstone) intruded by late ordovician granitoids. It is exposed to the east, west and south of the two salars, and generally along the eastern boundary of the Puna Region.

The salars are in-filled with laminar deposits, dominated by the following five primary informal lithological units that have been identified in drill cores: (i) red silts with minor clay and sand; (ii) banded halite beds with clay, silt and minor sand; (iii) fine sands with minor silt and salt beds; (iv) massive halite and banded halite beds with minor sand; and (v) medium and fine sands.

Alluvial deposits intrude into these salar deposits to varying degrees, depending on location. The alluvium surfaces slope into the salar from outside the basin perimeter. Raised bedrock exposures occur outside the salar basin. The most extensive intrusion of alluvium into the basin is the Archibarca Fan, which partially separates the Olaroz and Cauchari Salars. Route 52 is constructed across this alluvial fan. In addition to this major fan, much of the perimeter zone of both salars exhibits encroachments of alluvial material associated with fans of varying sizes.

Mineralization

The brines from Cauchari are saturated in sodium chloride with total dissolved solids on the order of 27% (324 to 335 grams per litre) and an average density of about 1.215 grams per cubic centimetre. The other primary components of these brines include: potassium, lithium, magnesium, calcium, sulphate, bicarbonate, and boron as borates and free boric acid. Since the brine is saturated in sodium chloride, halite is expected to precipitate during evaporation. In addition, the Cauchari brine is predicted to initially precipitate halite and ternadite as well as a wide range of secondary salts that could include: astrakanite, schoenite, leonite, kainite, carnalite, epsomite and bischofite.

Lithium Americas – AIF	20

Deposit Type

The Cauchari and Olaroz Salars are classified as “Silver Peak, Nevada” type terrigenous salars. Silver Peak, Nevada in the United States was the first lithium-bearing brine deposit in the world to be exploited. These deposits are characterized by restricted basins within deep structural depressions in-filled with sediments differentiated as inter-bedded units of clays, salt (halite), sands and gravels. In the Cauchari and Olaroz Salars, a lithium-bearing aquifer has developed during arid climatic periods. On the surface, the salars are presently covered by carbonate, borax, sulphate, clay and sodium chloride facies. Cauchari and Olaroz have relatively high sulphate contents and therefore both salars can be further classified as “sulphate type brine deposits”.

Exploration

The following exploration programs were conducted between 2009 and 2019 to evaluate the lithium development potential of the Project area:

•	Surface Brine Program – 55 brine samples were collected from shallow pits throughout the salars to obtain a preliminary indication of lithium occurrence and distribution.
•	Seismic Geophysical Program – Seismic surveying was conducted to support delineation of basin geometry, mapping of basin-fill sequences, and siting borehole locations.
•	Gravity Survey - A limited gravity test survey was completed to evaluate the utility of this method for determining depths to basement rock.
•	Time Domain Electromagnetic (TEM) Survey – TEM surveying was conducted to attempt to define fresh water and brine interfaces within the salar.
•	Air Lift Testing Program – Testing was conducted within individual boreholes as a preliminary step in estimating aquifer properties related to brine recovery.
•	Vertical Electrical Sounding (VES) Survey – A VES survey was conducted to attempt to identify fresh water and brine interfaces, and surrounding freshwater occurrences.
•	Surface Water Sampling Program – A program was conducted to monitor the flow and chemistry of surface water entering the salars.
•

Pumping Test Program 2011-2019 – Pumping wells were installed at eleven locations, to estimate aquifer parameters related to brine recovery. One of the locations was used to estimate the capacity of fresh water supply. Some tests were carried out using multiple wells on the same platform in order to estimate three-dimensional aquifer parameters.

•

Boundary Investigation –A test pitting and borehole program was conducted to assess the configuration of the fresh water/brine interface at the salar surface and at depth, at selected locations on the salar perimeter.

The additional data collected and analyzed during the 2017-2019 field programs are included in the Updated Mineral Resource Estimate and Mineral Reserve Estimate and aided in identifying the future production wells for the brine extraction wellfield.

Lithium Americas – AIF	21

Drilling

RC Borehole Drilling

From September 2009 to August 2010, a total of 4,176 m of Reverse Circulation (RC) Borehole drilling was conducted to develop vertical profiles of brine chemistry at depth in the salars and to provide geological and hydrogeological data. The program included installation of 24 boreholes and collection of 1,487 field brine samples (and additional Quality Control samples). The sampled brines have a relatively low magnesium-to-lithium ratio (lower than most sampling intervals), indicating that the brines would be amenable to a conventional lithium recovery process.

Diamond Drill Borehole Program

Diamond drilling at the Cauchari-Olaroz Project was conducted between October 2009 and August 2010. This program was conducted to collect continuous cores for geotechnical testing and geological characterization. The program included 29 boreholes and collection of 127 field brine samples (and additional quality control samples).

A drilling and sampling program was conducted from July 2017 to June 2019. The program included a total of 49 boreholes and 9,703 meters of cores recovered. In 2019, 58 additional samples were sent for testing (this program also included a total of 1,006 samples sent to the laboratory for brine characterization, including QAQC samples).

Production and Well Drilling

Information from the exploration drilling and pump tests was used to select the locations of the production wells that will be used to pump lithium brine to the evaporation ponds. Since 2011 a total of 10 production wells have been drilled on the Property.

The production well field uses three wells drilled in 2011. These wells had a smaller diameter of 8 inches. The wells drilled in 2018 and 2019 were drilled deeper and used a larger diameter based on the expected flow. The production wells were drilled with conventional rotary rigs and a surface casing at the top of the wells to ensure the stability of the well head over time. The design of the deeper wells used larger diameter casing in the upper 200/250 m, continuing with smaller diameter casing below.

Sampling, Analysis and Data Verification

Sampling Method

Drilling was subject to daily scrutiny and coordination by Minera Exar geologists. On the drill site, the full drill core boxes were collected daily and brought to the core storage warehouse where the core was laid out, measured and logged for geotechnical and geological data and photographed.

Core boxes were placed on core racks and covered with a black PVC sheet to protect the integrity of the core and stored outside.  RBRC values were not measured during the 2017-2018 drilling, but 33 drill samples were tested for RBRC during the 2019 drilling campaign and the results were in line with other RBRC sampling.  The core was well logged to include the lithological data required for the Mineral Resource estimate.

Lithium Americas – AIF	22

During RC drilling, Minera Exar personnel recorded the time it took to advance one meter and sampled the cutting by placing them in a rock chip tray and brought them back to the field office for logging.  Samples were not taken during RC drilling for chemical analysis.  During diamond drilling, PQ or HQ diameter cores were collected through a triple tube sampler. The cores were taken directly from the triple tube and placed in wooden core boxes for geologic logging, sample collection, and storage. Undisturbed samples were shipped to D.B. Stephens & Associates Laboratory in the United States for analysis of geotechnical parameters. Brine samples were further analyzed in the field laboratory for confirmation of field parameters.  After analysis of field and filed laboratory parameters, brine samples were split into three, 250 ml, clean, plastic sample bottles. Two samples were mixed to form one sample, one for density and one for geochemistry, which was shipped to Alex Stewart Argentina in Jujuy or sent to the onsite Minera Exar laboratory.

Security

Samples were taken daily from the drill sites and stored at the on-site facility. All brine samples were stored inside a locked office, and all drill cores were stored inside the core storage area on-site. Brine samples were taken by Minera Exar staff to the on-site laboratory or transported to Jujuy in a company truck. Solid samples were periodically driven to Jujuy which is approximately three hours from the site. In Jujuy, solid samples were delivered to a courier for immediate shipment to the appropriate analytical laboratory.

Assaying and analytical procedure

Brine samples were analyzed by Alex Stewart Argentina, a laboratory independent from the Company, and the internal Minera Exar laboratory.  Alex Stewart Argentina used inductively coupled plasma as the analytical technique for the primary constituents of interest, including: sodium, potassium, lithium, calcium, magnesium and boron.  Samples were diluted by 100:1 before analysis.  Density was measured via pycnometer and sulphates were measured using the gravimetric method. The argentometric method was used for assaying chloride and volumetric analysis was used for carbonates. In the internal Minera Exar laboratory, a 20 g sample was taken from the 250 ml bottle.  The sample was entered into the laboratory database.  Sulphates were measured using the gravimetric method and volumetric analysis was used for calcium, magnesium and chloride.  Brine samples were diluted before being passed through the AA spectrometer, which analyzes lithium, sodium and potassium.

QA/QC

QA/QC protocol included the insertion of QC samples in every batch of samples.  QC samples included one standard, one blank and one field duplicate.  Check assaying was also conducted on the samples at a frequency of approximately 5%.  A total of 4,356 samples, including QC samples, were submitted during Minera Exar’s brine sampling program at the Cauchari-Olaroz Project.  A total of 164 samples were also submitted to an external laboratory for check assaying.

Data verification

The QP’s responsible for the preparation of the Cauchari TR, conducted the following forms of data verification: visits to the Cauchari-Olaroz Project site and Minera Exar corporate office; visits to several drill hole locations and observation of several active pumps; taking of 27 brine samples from 13 wells; taking five duplicate samples from the sample storage tent; collection of four standard samples for analysis; review of Minera Exar sampling procedures; inspection of the 2017-2019 Cauchari-Olaroz Project database; inspection of digital laboratory certificates for the

Lithium Americas – AIF	23

Minera Exar brine dataset and Cauchari-Olaroz Project database; observation of the sample storage facility and security systems and considered appropriate; and conducted tours of the Minera Exar analytical lab and the Minera Exar grain size analysis. A QP also conducted interviews with Minera Exar employees who were present during the drilling and pump testing of the new wells.  Digital copies of the lab certificates were obtained directly from Alex Stewart and compared to the Minera Exar database.  The QP’s concluded that the field sampling of brines from the pumping tests is being done to industry standards.  The quality control data based upon the insertion of standards, field blanks and field duplicates indicate that the analytical data is accurate, and the samples being analyzed are representative of the brine within the aquifer.

Mineral Processing and Metallurgical Testing

Minera Exar implemented the feasibility study included in the Cauchari TR based on new test work and the Initial Feasibility Study in 2012.  Test work included the following:

•

Evaporation testing that demonstrated that it is possible and cost effective to obtain a concentrated brine through an evaporation process by treating the brine with calcium oxide liming process alone to control magnesium levels while reducing sulfate and boron levels.

•

Evaporation pan testing that validated the composition of the brine exposed to the Cauchari-Olaroz Project site seasonal environmental conditions; obtained concentrated brine for additional pilot and bench scale testing; and obtained precipitated salts to determine the entrainment of brine in the salt during the different salt regimes precipitated during concentration.

•

Pilot pond testing that validated the continuous operation of evaporation ponds; provided data for all seasonal environmental effects (wind, temperature, rain, etc.); provided concentrated brine for the purification pilot plant; development the operating philosophy of the ponds and lime system; and trained the staff (engineers and operators) who will work in the commercial operation.

•	2017 evaporation testing that assisted in defining the relation of brine evaporation to water evaporation.
•

Lime ratio, sedimentation and flocculent performance testing with locally-sourced calcium oxide was completed in order to determine the required excess calcium oxide (the liming operation) and residence time at an intermediate location in the ponds to reduce magnesium, calcium, sulfate and boron in the brine entering the purification and carbonation plant.

•	Solvent extraction bench tests that determined the most effective organic reagents for the extraction of boron from the brine, among other findings.
•

Carbonate tests that included the removal of remaining magnesium and sodium hydroxide solution; removal of remaining calcium using a solution of Na2CO3; and carbonation reaction of Li using Na2CO3 solution to precipitate lithium carbonate.

•

Pilot purification testing with the objective to test the continuous process developed for bench testing; and validate and obtain parameters and design criteria for the development of the industrial plant engineering.

Lithium Americas – AIF	24

Mineral Resource and Reserve Estimates

A Mineral Resource and Mineral Reserve estimate for the Cauchari-Olaroz Project is summarized in the tables below. Both Mineral Resources and Mineral Reserves are reported on a 100% project equity basis.

Mineral Resources

The Mineral Resource Estimate updated in the Mineral Resource Update 2019 incorporated a Mineral Resource evaluation area extending north to include the Minera Exar property areas, as well as deeper in the brine mineral deposit, with 2017 and 2018 exploration results meeting the criteria of Mineral Resource classification for Mineral Resource estimation.  Overall, it incorporated information consisting of the following: 1) the prior Mineral Resource estimate from the Initial Feasibility Study in 2012 for lithium and associated database; and 2) the expanded Project database compiled from results of 2017 through 2018 exploration drilling and sampling campaigns and additional sampling in early 2019 as part of data verification.

Since the effective date of the Mineral Resource estimate in the Mineral Resource Update 2019, the results of deeper drilling and sampling has allowed for partial conversion of the Inferred Resource aquifer volume in the updated HSU model to Measured and Indicated Resource aquifer volume of the deeper HSUs.  This conversion of aquifer volume to more confident Mineral Resource estimate categories provided the support for simulated wells in the Mineral Reserve estimate numerical model to be completed in the deeper and more permeable lower sand and basal sand HSUs in the southeast part of the model domain.  This resulted in the Mineral Resource estimate included in the Cauchari TR with an effective date of May 7, 2019.

The Mineral Resource estimate below is based on the total amount of lithium in brine that is theoretically drainable from the bulk aquifer volume.  The Mineral Resource estimate is computed as the overall product of the Mineral Resource evaluation area and aquifer thickness resulting in an aquifer volume, lithium concentration dissolved in the brine and specific yield of the Mineral Resource aquifer volume.  This framework is based on an expanded and updated hydrostratigraphic model incorporating bulk aquifer volume lithologies and specific yield estimates for block modeling of the Mineral Resource estimate.  Radial basis function was performed as the main lithium distribution methodology using variogram modeling techniques; the interpolation method was verified with ordinary kriging.  The Mineral Resource block model was validated by means of visual inspection, checks of composite versus model statistics and swath plots.  No areas of significant bias were noted.

Summary of Updated Mineral Resource Estimate for Lithium
Category	Aquifer Volume (m3)	Drainable Brine Volume (m3)	Average Lithium Concentration (mg/L)	Lithium (tonnes)
Measured	1.07+10	1.13E+09	591	667,800
Indicated	4.66E+10	5.17E+09	592	3,061,900
Measured & Indicated	5.73E+10	6.30E+09	592	3,729,700
Inferred	1.33E+10	1.50E+09	592	887,300

Notes:

(1)	The Mineral Resource estimate has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.

Lithium Americas – AIF	25

(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.
(3)	Calculated brine volumes only include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.
(4)	The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines.
(5)	Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Summary of Updated Mineral Resource Estimate for Lithium Represented as LCE
Classification	LCE (tonnes)
Measured Resources	3,554,700
Indicated Mineral Resources	16,298,000
Measured & Indicated Resources	19,852,700
Inferred Mineral Resources	4,722,700

Notes:

(1)

LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium reported in the above “Summary of Updated Mineral Resource Estimate for Lithium” table.  The Mineral Resource estimate represented as LCE has an effective date of May 7, 2019 and is expressed relative to the Mineral Resource evaluation area and a lithium grade cut-off of greater than or equal to 300 mg/L.

(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.
(3)	Volumes include Measured, Indicated and Inferred Mineral Resource volumes above cut-off grade.
(4)	The Mineral Resource estimate has been classified in accordance with CIM Mineral Resource definitions and best practice guidelines.
(5)	Comparison of values may not add due to rounding of numbers and the differences caused by use of averaging methods.

Mineral Reserve

The updated Mineral Reserve estimate for lithium incorporates the updated Mineral Resource estimate and additional drilling and testing through an effective date of May 7, 2019.  To obtain the updated Mineral Reserve estimate, the previous hydrostratigraphic and numerical models and the expanded database were analyzed and updated by Montgomery & Associates. Once formulated and calibrated, the updated numerical model used a simulated production wellfield to project extraction from the brine aquifer and verify the feasibility of producing sufficient brine for processing a minimum target of 40,000 tpa of lithium carbonate for a 40-year operational period.  After verifying the capability of the simulated wellfield to produce sufficient brine for the minimum 40,000 tpa lithium carbonate process target, the model was then used to predict a maximum production rate for assessment of total Mineral Reserve estimate for a 40-year production and process period of lithium carbonate.

The Proven and Probable Mineral Reserve estimate is summarized without factoring estimated process efficiency (pre-processing).  The Measured and Indicated Mineral Resources correspond to the total amount of lithium enriched brine estimated to be available within the aquifer while the Proven and Probable Mineral Reserves represent a portion of the Mineral Resource estimate that can extracted under the proposed pumping schedule and wellfield configuration.  Therefore, the Mineral Reserve estimation is not “in addition” to the Mineral Resource estimate, and instead, it simply represents a portion of the total Mineral Resource that is extracted during the life of mine plan.  A cut-off value was not employed in the Mineral Reserve estimate because the average calculated lithium concentration after 40 years of simulated mine life was significantly above the processing constraint.

Lithium Americas – AIF	26

Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)
Reserve Classification	Production Period (Years)	Brine Pumped (m3)	Average Lithium Concentration (mg/L)	Lithium Metal (tonnes)	LCE (tonnes)
Proven	0 through 5	156,875,201	616	96,650	514,450
Probable	6 to 40	967,767,934	606	586,270	3,120,590

Total	40	1,124,643,135	607	682,920	3,635,040

Notes:

(1)	The Mineral Reserve estimate has an effective date of May 7, 2019.
(2)	LCE is calculated using mass of LCE = 5.322785 multiplied by the mass of lithium metal.
(3)	The conversion of LCE is direct and does not account for estimated processing efficiency.
(4)	The values in the columns for “Lithium Metal” and “LCE” above are expressed as total contained metals.
(5)	The “Production Period” is inclusive of the start of the model simulation (Year 0).
(6)	The “Average Lithium Concentration” is weighed by per well simulated extraction rates.
(7)	Tonnage is rounded to the nearest 10.
(8)	Comparisons of values may not be equivalent due to rounding of numbers and the differences caused by use of averaging methods.

The QP’s believe the Mineral Reserve estimate has been conservatively modeled and represents a Proven Mineral Reserve for year one through five of full-scale extraction wellfield pumping and Probable Reserve for years six through 40 of extraction wellfield pumping.  The division between Proven and Probably Mineral Reserves is based on: 1) sufficiently short duration of wellfield extraction to allow a higher degree of predictive confidence yet along enough to enable significant production; and 2) a duration long enough to enable accumulation of a strong data record to allow subsequent conversion of Probable to Proven Mineral Reserves.

Overview of Mining and Production Operations

The Cauchari TR adopts a process for converting brine to high-purity lithium carbonate that follows industry standards: pumping brine from the salar, concentrating the brine through evaporation ponds and taking the brine concentrate through a hydrometallurgical facility to produce high-grade lithium carbonate.

Mineral Extraction

It is contemplated that brine will be extracted from 56 production wells situated across the Mineral Reserve area. The wells comprising the brine extraction wellfield are spatially distributed in the Mineral Resource evaluation area of the Cauchari-Olaroz Project to optimize well performance and capture of brine enriched in lithium.  Production was initiated in year one of the pumping schedule representing 23 Stage 1 wells.  In years two through 40, 33 wells are added to the pumping schedule for the duration of the life of mine plan.  During the “Stage 2” pumping period, the average nominal pumping rate per well is 16 L/s capacity, providing approximately 903 L/s of lithium enriched brine from the aquifer to the evaporation ponds.

The pond system consists of 28 evaporation ponds segregated into the following types: (i) 16 pre-concentration ponds; (ii) six ponds used as halite ponds; (iii) two ponds used as sylvinite ponds; (iv) two ponds used for control; and (v) two ponds used for lithium ponds.

Lithium Americas – AIF	27

An average evaporation rate of 6.05 mm per day (2,157 mm/year) was used as a criterion to design the pond system.  This rate corresponds to measured evaporation rates observed at the site where the ponds will be located.  Assuming the above-mentioned evaporation rate, the total evaporation area required for the production of 40,000 tpa of lithium carbonate is 1,200 hectares when including consideration for harvesting of salt deposited in the ponds.  The ponds are lined with a multi-layer liner consisting of polymer-based material and engineered granular bedding. The ponds configuration includes provision for uninterrupted production during salt harvesting and maintenance work. Brine will be transferred between the successive evaporation ponds using self-priming pumps.

Along with lithium, the pumped brine is projected to contain significant quantities of potassium magnesium, sulfate and boron. These constituents will be removed from the brine during the extraction and evaporation process to enable effective retrieval of the lithium.

Processing and Recovery Operations

Minera Exar and its consultants subjected the brine chemistry of the deposits to a process simulation, using physicochemical properties estimation methods and process simulation techniques for phase equilibrium of solids in electrolytes (brine), specially prepared for this project. This work has been supported by the results of laboratory evaporation test work and test work at both the pilot plant and the pilot ponds.

The process route simulated for the production of lithium carbonate from Cauchari brines is outlined in a flowsheet in the Cauchari TR. Primary process inputs include evaporated brine, water, lime, soda ash, hydrochloride, sodium hydroxide, steam, and natural gas. The evaporation ponds produce salt tailings composed of sodium, magnesium, potassium and borate salts. The brine concentrate from the terminal evaporation pond is further processed, through a series of polishing and impurity removal steps. Soda ash is then added with the purified brine concentrate to produce a lithium carbonate precipitate, that is dried, compacted/micronized and packaged for shipping.

The Company estimates that the required brine production rate should be achieved with 46 brine wells.  An additional seven wells are planned for back up purposes.  It is estimated that an additional one well per year of operation will be drilled throughout the 40-year operation to maintain brine productivity.

At start-up, 40 production wells will be in operation, with an estimated average nominal capacity of 16.3 L/s, that will provide up to 652 L/s of brine to the ponds.  Additionally, 13 wells will be completed during the first five years to have the operation fed by 53 wells.  This flow rate assumes a yield of 53.7% on the whole lithium carbonate process.

The wells will be screened across the most productive lithium and sealed against freshwater aquifers.

Lithium Americas – AIF	28

Operating criteria for the lithium carbonate plant is presented in the table below.

Lithium Carbonate Plant Operating Criteria
Description	Unit	Value
Lithium carbonate production	tpa	40,000
Annual operation days	days	292
Annual operation hours	hours	7,008
Availability	%	80
Utilization (22 hours/day)%		97.2
Plant Overall Efficiency	%	53.7

Infrastructure, Permitting and Compliance Activities

Site Infrastructure and Support Systems

Natural gas will be obtained from the Rosario gas compression station, which is on the Gas Atacama pipeline, 52 km north of the project site. This pipeline is expected to be capable of supplying natural gas at capacities that are sufficient for a 40,000 tpa lithium carbonate facility.

Electricity will be provided by a new 33 kV transmission line that interconnects with an existing 345 kV transmission line located approximately 60 km south of the Cauchari-Olaroz Project. The interconnection will require construction of a sub-station with a voltage transformer (345/138 kV) and associated switchgear. Another substation at the Cauchari-Olaroz Project site will consist of a voltage transformer (33/23 kV) and electrical room with associated switchgear and auxiliary equipment for a 23 kV local distribution system.

The 13.2 kV local electrical distribution system will provide power to the plant, camp, intermediate brine accumulation and homogenizing pools/lime pumps, wells and evaporation ponds. In general, all distribution is aerial unless there are major restrictions, in which case underground distribution is adopted. The estimated load for the Cauchari-Olaroz Project is approximately 123,461 MWh/y or 16.4 MW/h, which includes a design safety factor of 1.2. A stand-by dual diesel/gas generating station, located close to the main substation, will power selected equipment during grid outages.

The construction and permanent camps will be located approximately 8,000 m south of National Highway 52. The permanent camp is a full habitation and administrative complex to support all workforce activities, with a capacity for 360 people. The permanent camp covers a footprint of 8,500 m2 of buildings and 35,700 m2 of external facilities.

Minera Exar will need to allocate land to host waste salt deposits, which are expected to reach up to 15 m in height and cover 740 hectares over a 40 year mine life. These deposits are inert, with sodium chloride and sulphate making up approximately 87% of the material, and do not introduce foreign compounds to the environment. Minera Exar will also need to establish an evaporation pond for the plant’s industrial liquid waste, and a 50 hectare area is allocated for this purpose.

The Cauchari TR also includes a description of additional infrastructure to address other essential support facilities, including fuel storage, security, access roads and water supply.

Lithium Americas – AIF	29

Mining and Environmental Permits

Argentina has a provincial system to manage natural resources. Therefore, the Province of Jujuy has the responsibility of providing social and environmental permits, through the Mining and Energy Resource Directorate under the Mining and Hydrocarbons Secretariat. Other entities involved in the permitting process are Jujuy’s Provincial Directorate of Water Resources, the Environmental Ministry, which has supervisory authority for environmental and natural resources and the Secretariat of Tourism and Culture, which regulates operating permits in areas of potential archaeological and paleontological interest. The Cauchari-Olaroz Salar is a Protected Area for Multiple Use (Law No. 3820/81), which allows mining activities, but has a specifically designed control system that aims to protect the local vicuña population.

Minera Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline. This evaluation was performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for Exploitation was originally presented in connection with the mine plan under the Initial Feasibility Study, and was later modified to accommodate the current mine plan.

A further update to the Environmental Impacts Report for Exploitation for the Cauchari-Olaroz Project was approved in December 2020, together with the increased production capacity to 40,000 tpa for the project. The Environmental Impacts Report includes the new environmental studies carried out and information collected during the last two years, as well as taking into account the new Cauchari-Olaroz Project layout (relocation of the process plant, camp, industrial solid waste deposits and industrial liquid waste pools, relocation of control ponds C1 and C2, and lithium pools L1 and L2).

The Provincial Mining and Energy Resource Directorate, under the Mining and Hydrocarbons Secretariat, approved Minera Exar’s EIR for the exploration work on the Cauchari-Olaroz Project (Resolution No. 25/09 on August 26, 2009). Subsequent updates have been made to accurately reflect the ongoing exploration program (some are awaiting approval).

Minera Exar has developed a plan that promotes social and economic development within a sustainable framework.  Minera Exar began work on the Communities Relations Program with the Department of Susques in the Province of Jujuy in 2009.  This plan was created to integrate local communities into the Cauchari-Olaroz Project by implementing programs aimed at generating positive impacts on these communities.

Operating Costs

The operating cost estimate (±15% expected accuracy) for the Cauchari-Olaroz Project is estimated at US$3,579 per tonne of lithium carbonate. This estimate is based upon vendor quotations for main costs such as reagents, fuel (diesel and natural gas), electricity, maintenance, halite harvesting, transport, and catering and camp services. Reagents consumption rates were determined by pilot plant and laboratory work, as well as detailed process mass and energy balances. Energy consumption was determined on the basis of the specific equipment considered in each sector of the facilities and their utilization rate. Labour requirements are based on Minera Exar’s management’s industry expertise. Labour costs have been estimated using the results of a salary survey, carried out on behalf of Minera Exar in Argentina, on mining companies with similar conditions and actual salaries paid by Minera Exar. Consumables costs were estimated on the basis of quotes obtained from potential suppliers.

Lithium Americas – AIF	30

The exchange rate between the Argentine peso and the US dollar has been assumed as AR$79/US$; no provision for currency escalation has been included.

Operating Costs Summary
Description	Total (US$ 000s /Year)	Lithium Carbonate (US$/Tonne)	Allocation of Total OPEX (%)
Direct Costs
Reagents	72,535	1,813	50.7
Maintenance	16,143	404	11.3
Electric Power	6,408	160	4.5
Pond Harvesting & Tailing Management	13,334	333	9.3
Water Treatment System	356	9	0.2
Natural Gas	5,818	145	4.1
Manpower	12,809	320	8.9
Catering, Security & Third-Party Services	4,534	113	3.2
Consumables	959	24	0.7
Diesel	101	3	0.1
Bus-In / Bus-Out Transportation	213	5	0.1
Product Transportation	5,072	128	3.5
Direct Costs Subtotal	138,282	3,457	96.6

Indirect Costs
G&A	4,884	122	3.4
Indirect Costs Subtotal	4,884	122	3.4

Total Operating Costs	143,166	3,579	100

Capital Costs

Capital expenditures are based on a project operating capacity of 40,000 tpa of lithium carbonate.  Since the Cauchari-Olaroz Project is in construction, capital equipment costs have been determined based on over 100 Class 1 and Class 2 purchase orders, contracts awarded, quotes and firm proposals for equipment items and construction services for the current project capacity; in addition, an in-house database maintained by an engineering consultancy was used for minor items.  Minera Exar and its consultants have verified the validity of these estimated capital expenditures.

The estimates are expressed in US dollars on a 100% project equity basis. LAC currently will need to contribute or secure 49% of these costs, matching its current shareholding in Minera Exar.  No provision has been included to offset future cost escalation since expenses, as well as revenue, are expressed in constant dollars.

Sustaining capital expenditures are estimated to total US$270.5 million over the 40-year evaluation period of the Cauchari-Olaroz Project.

Capital costs include direct and indirect costs for:

•	Brine production wells;
•	Evaporation and concentration ponds;

Lithium Americas – AIF	31

•	Lithium carbonate plant;
•	General site areas, such as electric, gas and water distribution;
•	Stand-by power plant, roads, offices, laboratory and camp and other items;
•	Off-site infrastructure, including gas supply pipeline and high voltage power line and water pipeline; and
•	Contingencies, salaries, construction equipment mobilization and other expenses.

These estimates exclude capital costs arising as a result of the Protocols, which are being assessed and will be reported separately from budgeted capital expenditures. The capital investment for the 40,000 tpa lithium carbonate project, including equipment, materials, indirect costs and contingencies during the construction period is estimated to be US$564.7 million. This total excludes interest expense that might be capitalized during the same period.  Disbursements of these expenditures started in 2017 as part of the 25,000 tpa lithium carbonate mine plan.

The following items were not included in the estimate:

•	Legal costs;
•	Special incentives and allowances;
•	Mineral license costs;
•	Escalation; and
•	Start-up costs beyond those specifically included.

The exchange rate between the Argentine peso and the US dollar has been assumed as AR$79/US$; no provision for currency escalation has been included.

These capital expenditures are summarized in the table below.

Capital Costs Summary
Item	US$ M
Direct Cost
Salar Development	50.1
Evaporation Ponds	145.3
Lithium Carbonate Plant and Aux.	174.9
Reagents	12.4
On-Site Infrastructure	72.5
Off-Site Services	13.3
Total Direct Cost	468.5
Indirect Cost
Total Indirect Cost	86.8
Total Direct and Indirect Cost	555.3
Contingencies (7.4%)	9.4

Total Capital	564.7
Expended (as of June 30, 2020)	304.2
Estimate to complete	260.5

Lithium Americas – AIF	32

Project Economics

This economic analysis is prepared considering that construction for the project commenced in 2018 and significant funds were spent since then. All capital expenditures prior to June 30, 2020 are considered sunk and are not included in the capital expenses in the economic model. The model only includes capital expenditures that need to be spent from June 30, 2020 onwards to bring the project to production (excluding capital costs attributable to the Protocols which are being assessed and will be reported separately).

The following criteria have been used to develop the economic model:

•	Engineering and construction period is estimated at four years, while the life of mine is estimated to be 40 years;
•	Pricing assumptions were obtained from a market study, supported by the off-take entitlements arising in favour of Ganfeng and Bangchak;
•

Production of lithium carbonate is estimated at 40,000 tpa, commencing in the third year of operations assuming a ramp up production rate of 19,600 tpa for the first year of operations and 36,700 tpa for the second year of operations;

•	For project evaluation purposes, it has been assumed that 100% of capital expenditures, including pre-production expenses and working capital are financed with owners’ equity;
•

Brine composition may be suitable for extraction and commercial production of other salts or other chemical compounds such as Boric Acid (H3BO3), potassium, etc.  These options were not included in the Cauchari TR;

•	The economic evaluation was carried out on a constant money basis so there is no provision for escalation or inflation on costs or revenue;
•

All values are expressed in US dollars; the exchange rate between the Argentine peso and the US dollar as at September 30, 2020 was AR$79/US$. Argentine peso denominated costs follow the exchange rate as a result of inflation, and there is no expected impact of the exchange rate fluctuation on capital costs or operating costs; accordingly, no provision for currency escalation has been included; and

•

The base-case assessment was carried out on a 100%-equity basis. Apart from the base case discount rate of 8.0%, two (2) variants of 6.0% and 10.0% were used to determine the NPV of the Cauchari-Olaroz Project. These discount rates represent possible costs of equity capital.

In addition to capital and operating cost expenses as set forth above, project economics are based on additional expenses and cash flow items including: Argentinean transaction tax, Jujuy provincial and private royalties, licenses and permits, export refunds, easement rights, equipment depreciation, sustaining capital, exploration expenses amortization and remediation allowances.

Production schedule

The production model outlines lithium carbonate production totalling 1,576,279 tonnes over the 40 year project term. Overall efficiency of brine processing to produce lithium carbonate is reported to be 53.7%. To account for processing efficiency, the net amount of lithium carbonate produced was computed by multiplying the LCE extracted from the well field by 53.7%. The resulting values from each production well were then summed for each production year to

Lithium Americas – AIF	33

determine the predicted annual lithium carbonate production. During the entire 40-year simulated production period the cumulative lithium carbonate, after accounting for processing efficiency, is projected to average 48,800 tpa.

In the production model, it is assumed that in year one revenue will be US$156,933,000, with revenue growing to US$366,620,000 in year two and US$480,000,000 in each year thereafter until the end of the 40-year production period, in reliance on the base case assumptions.  The production model assumes a lithium carbonate price of US$12,000/tonne.

NPV and IRR

After tax NPV in reliance on base case assumptions, and a 10% discount rate amounts to US$1,504,000,000, while IRR is 45.0%. Set forth below is a table that illustrates sensitivity of project economics based on lithium carbonate pricing and discount rates.  The below is presented on a 100% project equity basis and measured from the end of the capital investment period.  LAC owns 49% of the Cauchari-Olaroz Project as of the date of this AIF.

After-Tax NPV and IRR Sensitivity Analysis
Discount Rate (%)	Low Case NPV US$10,000/t Li2CO3 (US$ millions)	Base Case NPV US$12,000/t Li2CO3 (US$ millions)	High Case NPV US$14,000/t Li2CO3 (US$ millions)
6	1,986	2,623	3,259
8	1,479	1,957	2,435
10	1,133	1,504	1,874
IRR (%)	40.0	45.0	49.0

Cash Flow and Earnings

Net cash flow is negative in the first two years of operation, but thereafter increases sharply to approximately US$52,000,000 after taxes in year three. Thereafter, net cash flow (undiscounted) after taxes amounts to approximately US$212,000,000 in reliance on the base case assumptions.

The estimated pay-back period is two years and two months on both a before-tax and on an after-tax basis in reliance on base case assumptions.

Lithium Americas – AIF	34

Set forth below is a sensitivity analysis of EBITDA over the life of the project based on lithium carbonate pricing, and otherwise in reliance on base case assumptions.

EBITDA Sensitivity Analysis
Li2CO3 Price (US$ 000’s)	Average Annual EBITDA(1) (US$ millions)
10	235
12	308
14	380

Note:

(1)

EBITDA, earnings before interest, taxes, depreciation and amortization, is a non-IFRS financial measure which is used in the Cauchari TR to indicate the impact that changes in lithium carbonate prices would have on the cash flow of the Cauchari-Olaroz Project based on certain assumptions. The Cauchari TR does not present a corresponding sensitivity analysis based on an IFRS measure, or identify the amounts of the adjustments that would have to be made to EBITDA to reconcile it to an IFRS measure. Accordingly, a reconciliation of EBITDA to the most closely comparable IFRS measure is not available without unreasonable efforts. The future IFRS financial results for the Cauchari-Olaroz Project may vary significantly from the EBITDA amounts presented in this sensitivity analysis.

Exploration and Development

A more detailed summary of the current status of the Cauchari-Olaroz Project is set forth above under the heading “Description of the Business – Cauchari-Olaroz Project”.

The Thacker Pass Project

The bulk of the scientific and technical information regarding the Thacker Pass Project is derived from the Thacker Pass TR.  A copy of the Thacker Pass TR is available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

Property Description and Location

The Thacker Pass Project (which refers to the mineral claims that were formerly referred to as “Stage 1” of the Lithium Nevada project) comprises an area of approximately 3,367 hectares within Humboldt County, Nevada, that is approximately 100 km north-northwest of Winnemucca, 33 km west-northwest of Orovada, Nevada and 33 km due south of the Oregon border.  The area is sparsely populated and used primarily for ranching and farming.  The Thacker Pass Project is situated at the southern end of the 16.3 million-year-old McDermitt Caldera. LAC holds the claims indirectly through Lithium Nevada, a wholly owned subsidiary of LAC.  In 2018, the Company reorganized its project holdings and designated the claims hosting “Stage 1” of the Lithium Nevada Project as a standalone project named the Thacker Pass Project, which excludes the mining claims in the Montana Mountains.

In connection with the Royalty Purchase Agreement, as amended by the Royalty Amending Agreement, Orion holds a gross revenue royalty on the Thacker Pass Project, which entitles Orion to receive 8% gross of revenue until royalty payments equal to the aggregate purchase price of US$22 million have been paid, after which time the royalty will decrease to 4.0% on all minerals mined, produced or otherwise recovered, subject to the Company’s right to reduce the royalty rate to 1.75% at anytime on payment to Orion of US$22 million.

Lithium Americas – AIF	35

ROD Issuance and NEPA Review Process

On January 15, 2021 the BLM issued a positive ROD for the Thacker Pass Project, along with the Company’s proposal to continue exploration work to the north and south of the proposed mine site and processing facilities.  The issuance of the ROD is the result of a comprehensive NEPA review process that consisted of the following milestones:

Date	NEPA Review Milestone
September 2019

Company’s Final Plan of Operations accepted by the BLM

▪    The Final Plan of Operations is for production of up to 60,000 tpa of LCE (battery-grade lithium hydroxide and lithium carbonate), lithium metal and battery manufacturing

October 2019	BLM engaged ICF Jones & Stokes, Inc., an experienced and independent NEPA consulting firm, to prepare the EIS
January 21, 2020	NOI published by the BLM, which commenced the U.S. federal NEPA review process
July 29, 2020	Draft EIS published by the BLM for 45-day public comment period, followed by the BLM’s consideration of all substantive public comments received
December 4, 2020

Final EIS published by the BLM on the federal register

▪    Final EIS includes over a decade of pre-planning work by the Company that included the early collection of environmental baseline information, community and Native American engagement, project re-design, and the initial submission of a “Conceptual Plan of Operations” for agency consideration

January 15, 2021	ROD issued by the BLM approving the Thacker Pass Plan of Operation and plan to continue exploration work to the north and south of the proposed mine site and processing facilities

The NEPA review process occurs over a period of 12 months and is designed to assist public officials to complete permitting decisions that are protective of the environment. The process consists of four parts, including collaboration with the public, as follows: 1. the publication of a notice of intent of an upcoming environmental analysis and a description of how the public can become involved in the preparation of an environmental impact statement by the BLM; 2. the publication of a draft environmental impact statement for public comment over a period of 45 days; 3. following consideration of the comments received, the publication a final environmental impact statement that includes responses to any substantive public comments received by the BLM; and 4. the issuance of a record of decision that describes the agency’s decision process, the alternatives it considered and the agency’s plan to monitor and mitigate the environmental impacts. The record of decision is the final milestone in the U.S. federal permitting process for projects expected to impact the environment, known as the NEPA review process, and provides

Lithium Americas – AIF	36

approval for construction and operation of the project upon posting financial assurance for reclamation.

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is US$326,000 for the Thacker Pass Project as at December 31, 2020. The Company’s US$1,008,000 reclamation bond payable to the BLM was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually.

Other Permits

The Company holds all necessary federal and state permits and approvals to conduct mineral exploration activities (exclusive of mineral exploitation activities) within active target areas of the Thacker Pass Project site, and is applying for various federal, state and local permits to secure other necessary approvals for construction, operations, and reclamation. Applications for key state permits and water rights transfers have been submitted, with decisions on those applications expected later in 2021. The Company’s engagement with the government, the Fort McDermitt Tribe and local stakeholders is planned to continue as the process advances for state and local permits.

Summary of Mineral Title Regime

The underlying title to the Thacker Pass Project is held through a series of claims. LAC holds its interests in the claims indirectly through Lithium Nevada. A claim provides the holder with the rights to all locatable minerals on the relevant property, which includes lithium; however, this interest remains subject to the paramount title of the U.S. federal government who maintains fee simple title on the land.

The holder of a claim maintains an entitlement to the claim, provided it meets the obligations for claims as required by the U.S. Mining Act.  At this time, the principal obligation imposed on the holders of claims is to pay an annual fee, which represents payment in lieu of assessment work required under the U.S. Mining Act. The annual fee of US$155.00 per claim is payable to the BLM in addition to a fee of US$10.50 per claim paid to the county recorder of the relevant county in Nevada where the claim is located.

A claim does not, on its own, give the holder the right to extract and sell locatable minerals, as there are numerous other regulatory approvals and permits required as part of this process. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals. The U.S. Mining Act also does not explicitly authorize the owner of a claim to sell minerals that are leasable under the Leasing Act.  The BLM is vested with discretion in the management of the right to sell minerals governed by the Leasing Act, particularly where they represent a potential by-product to an economically viable mineral deposit governed by the U.S. Mining Act. Currently, the only mineral contemplated for mining and processing is lithium.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Thacker Pass Project is via a paved highway running approximately 70 km north from Winnemucca to Orovada and then west-northwest for 33 km on a paved highway to the Thacker Pass Project site entrance. On-site access is via numerous gravel and dirt roads.  These roads are all season and in generally good repair, but may be closed for short periods due to extreme weather in the winter. The nearest railroad access is in Winnemucca.

Lithium Americas – AIF	37

Northern Nevada has a high desert climate with cold winters (average minimum -3°C in January) and hot summers (up to 35-40°C). Snow can occur from October to May, although it often melts quickly. Nearby mining operations operate continuously throughout the winter. Elevation at the project site is approximately 1,500 m above sea level. Vegetation consists of low-lying sagebrush and grasslands.

Due to the long-established mining industry in the Winnemucca area, local resources include all of the facilities and services required for large-scale mining. There are several gold and copper mines in the area, which rely on the experienced work force and support for mining operations. Most of the workers for any future mining operations are expected to be sourced from Winnemucca’s population.

In accordance with the Thacker Pass TR, there is sufficient space within the project area to accommodate a proposed processing plant and mine support facilities, overburden placement site, tailings storage facility, water diversions and containments. There is currently a 115 kV transmission line that passes through the project area. The project plan in the Thacker Pass TR includes the potential construction of a large waste heat power facility with a capacity expected to exceed the project’s electricity requirements.

The Company has existing water rights within the Quinn River Valley. In 2018, the Company obtained an option on additional water rights expected to be sufficient for Phase 1 of the operations and a portion of Phase 2 (as defined in the Thacker Pass TR).  These water rights are subject to a defined regulatory process to change both the point of diversion and the manner of use (from irrigation to mining and milling) prior to their use for production.  An application for the transfer of water rights has been submitted with a decision expected later in 2021.  There is no guarantee the proposed changes to these water rights will be approved by the regulatory agency.  Additional water rights, if required, may be obtained through land acquisition (with appurtenant water rights) and/or outright water rights purchases in Quinn Valley.

A test well was drilled in 2017 and indicated sufficient flow rates for the process water requirements. A production well with a flow capacity in excess of process water requirements for Phase 1 production was constructed adjacent to the test well in 2018.

An independent groundwater study was completed by Schlumberger Water Services in 2012 and updated by Piteau Associates Ltd. in 2019.

History

The claims constituting the lithium project were previously held by Chevron, which began exploration for uranium in the McDermitt caldera area in 1975. Early in Chevron’s program, the U.S. Geological Survey alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Chevron added lithium to its assays in 1978 and 1979, began a clay analysis program and obtained samples for engineering work. Results confirmed the lithium concentrations contained in clays. From 1980 to 1987, Chevron completed a drill program that focused on lithium targets and conducted extensive metallurgical testing of the hectorite deposits to determine amenability of the deposits to extraction of lithium. In 1985, Chevron undertook a resource estimate for a 0.25% lithium cut-off, however, the estimate was not prepared in accordance with NI 43-101.

Chevron leased many of the claims that comprise the lithium project to J.M. Huber Corporation in 1986. In 1991, Chevron sold its interest in the claims to Cyprus Gold Exploration Corporation. In

Lithium Americas – AIF	38

1992, J.M. Huber Corporation terminated the lease and it appears that Cyprus Gold Exploration Corporation allowed the claims to lapse and provided much of the exploration data to Jim LaBret, one of the claim owners from which they had leased claims.

WEDC leased Mr. LaBret’s claims in 2005, at which time he provided WEDC access to the Chevron data and to core and other samples that were available.  On December 20, 2007, the Company entered into a lease with WEDC. Commencing in 2007, the Company conducted an exploration drill program focused on the southern portion of the caldera. The Company completed an initial Mineral Resource estimate on the property, followed by completion of a preliminary assessment on the project that was disclosed in January 2010.

On March 11, 2011, the Company acquired title to the royalties and titles constituting substantially all of the then-named Kings Valley claims, pursuant to a purchase and sale agreement with WEDC.

On December 14, 2011, the Company announced the results of the 2012 PFS for the mining of the production of lithium carbonate for the project (formerly known as the “Stage 1 Lens” or “Zone 1” project). Two scenarios were evaluated: a start-up scenario based on mining and processing ore at a design throughput rate of 2,100 tonnes per day (13,000 tpa LCE), and a full production scenario to double production four years after start-up (26,000 tpa LCE).

In 2016, the Company completed a pilot plant program at its demonstration plant in Germany. This work increased the Company’s understanding of the processing and engineering requirements for the production of lithium products from the project. Considering the results, the Company determined that additional specific engineering work was required to optimize the front end of the process to produce lithium hydroxide monohydrate on a commercial scale. In addition, the Company became aware of technological advancements in producing lithium compounds from brines, and believed that these innovative and sustainable technologies warranted further review for potential incorporation into the Nevada processing plant design. As a result of these additional reviews, the Company determined that the 2012 PFS was no longer current, and in June 2016, the Company completed a technical report disclosing only Mineral Resource estimates on the then-named “Stage I Lens and “Stage II Lens” of the property. In 2017, Lithium Nevada conducted an exploration program. In May 2018, the Company completed a technical report on the Thacker Pass deposit disclosing an updated Mineral Resource estimate and in August 2018, the Company completed the pre-feasibility study in the Thacker Pass TR.

Geological Setting

The regional geology of the Thacker Pass Project is the McDermitt volcanic field, a volcanic complex with four large rhyolitic calderas that formed in the middle Miocene era. Volcanic activity in the McDermitt volcanic field occurred simultaneously with voluminous outflow of the earliest stages of the approximately 16.6 million to 15-million-year-old Columbia River flood basalt lavas. This volcanic activity was associated with impingement of the Yellowstone plume head. Plume head expansion underneath the lithosphere resulted in crustal melting and surficial volcanism along four distinct radial swarms. The McDermitt volcanic field is located within the southeastern-propagating swarm of volcanism from Steens Mountain into north-central Nevada.

The Thacker Pass Project is located in the McDermitt caldera, an extinct supervolcano that is 30 km by 45 km (and straddles the Oregon-Nevada border) that was formed approximately 16.3 million years ago.  The stratigraphy of the McDermitt caldera is a singular ignimbrite referred to

Lithium Americas – AIF	39

as the McDermitt tuff.  Following an initial eruption of the McDermitt tuff, water leached lithium from nearby volcanic rocks and deposited it in the caldera basin over hundreds of thousands of years. A large caldera lake formed, and captured sediments that were eroded from the surrounding drainage areas; a thick sequence of associated lacustrine deposits settled. Renewed volcanic activity uplifted the center of the caldera, draining the lake and bringing the lithium-rich sediments to the surface of the earth in the vicinity of the present-day Montana Mountains. The result of these geological processes is the Thacker Pass Project, a large and near-surface lithium deposit.

The Thacker Pass deposit sits sub-horizontally beneath a thin alluvial cover at Thacker Pass and is partially exposed at the surface.  It lies at relatively low elevations (between 1,500 m and 1,300 m) in moat caldera lake sediments that have been separated from the topographically higher deposits to the north. Exposures of the sedimentary rocks at Thacker Pass are limited to a few drainages and isolated road cuts. As a result, the stratigraphic sequence in the deposit is primarily derived from core drilling.

The sedimentary section, which has a maximum drilled thickness of about 160 m, consists of alternating layers of thick claystone and thin volcanic ash. The claystone comprises 40% to 90% of the section. Surficial oxidation persists to depths of 15 m to 30 m in the moat sedimentary rock. There is no obvious change in lithium content across the boundary between oxidized and unoxidized rock. The highest lithium grades generally occur in the middle and lower parts of the sedimentary rock section.

Clay in the Thacker Pass deposit includes two distinctly different mineral types, smectite and illite.  Clay that is indicative of smectite occurs at relatively shallow depths (less than 30 m).  The presence of hectorite clay, a subtype of smectite, has been documented elsewhere in the McDermitt caldera. Drill intervals with high lithium contents (commonly >4,000 ppm) contain clay that yields x-ray diffraction spectra more typical for illite than smectite.  An illite-type clay occurs at relative moderate to deep depths in the moat sedimentary section and sporadically occurs in intervals that contain higher levels of lithium.

Lithium Mineralization

Lithium enrichment in the Thacker Pass deposit occurs in the lowest portions of the caldera lake sedimentary sequence, just above the intra-caldera tuff. The Thacker Pass deposit has minimal overburden and the lithium enriched interval in the proposed pit area generally occurs close to the surface. The minimal overburden present is the result of post-caldera magmatic resurgence that forced lakebed sediments upwards, combined with significant subsequent erosion over the past 16 million years. Along the southern and eastern margins of the Montana Mountains, caldera lake sediments dip at a shallow angle away from the center of resurgence.

The historic and 2017 drilling results show a continuous lithium grade ranging from 2,000 ppm to 8,000 ppm lithium over great lateral extents. There is a continuous high grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the project area. This horizon averages 1.47 m thick, with an average depth of 56 m below ground surface. The lithium grade for several meters above and below the horizon typically ranges from 3,000 ppm to 5,000 ppm. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash, with less than 500 ppm lithium and sometimes less than 100 ppm lithium.  All drill holes, except WLC-058 and LNC-083, are vertical which represent the down hole lithium grades as true-thickness.

Lithium Americas – AIF	40

Exploration

Prior to the 2010 drilling campaign, exploration on the Thacker Pass Project has focused on geological mapping to delineate the limits of the McDermitt caldera moat sedimentary rocks and drilling to determine the grade and location of mineralization. Claim surveying, using theodolites and laser-source electronic distance meters, was completed prior to 1980 under Chevron’s exploration program.  Much of the project area was covered by airborne gamma ray spectrometry, in search of minerals such as uranium. Lithium became the primary focus of exploration from 2007 onward.

LAC used a Trimble differential GPS to survey collar locations for the 2007-2008 drill program. The topographic surface of the project area was mapped by aerial photography in 2010 using third party consultants. This information was obtained by MXS, Inc. for LAC. The flyover resolution was 0.35 m. Ground control and field surveys of drill hole collars, spot-heights and ground-truthing were obtained using Trimble equipment.

In August 2013, the Company announced that it had completed the excavation of a bulk sampling site to produce and test RheoMinerals’ organoclay products at its manufacturing facility based in Fernley, Nevada used to manufacture RheoMinerals’ organoclay products. The target clay lens was encountered, as expected, at a depth of approximately three m below an alluvial surface layer comprised primarily of silt, sand and gravel. The clay lens measured approximately two to three m in thickness and was continuous across the approximate 25 by 30 m area of excavation. The viscosity gel results (overnight Fann test) indicated good gelling characteristics in order to meet American Petroleum Institute guidelines. The clay was of high purity and amenable to producing an organoclay using a dry processing method.

Collar surveying for the 2017 drilling campaign was conducted using a handheld Garmin 62S GPS. In 2017, a high-resolution LiDAR (a surveying method that works on the principle of radar, but uses light from a laser) and aerial photo survey of Thacker Pass was conducted by a third party. The collar elevations of the 2017 drill holes were then corrected in the drill hole database to the surveyed surface elevation. The average change was an increased elevation of 0.286 m.

In 2017, Lithium Nevada also conducted five seismic survey lines.  A seismic test line was completed in July 2017 along a series of historic drill holes to test the survey method’s accuracy and resolution in identifying clay interfaces. The seismic results compared favorably with drill logs. Four more seismic survey lines were commissioned in the Thacker Pass Project area, which helped to provide a more complete picture of the distribution, depth, and dip of clay horizons around the edge and center of the moat basin.

No exploration work was conducted in 2019 or 2020.

Drilling

LAC drilled 54 core holes on the project area between 2007 and 2009 to expand on Chevron’s drilling work, followed by an additional 139 holes in 2010. These holes were drilled with the primary aim of defining lithium occurrences within the deposit. LAC drilled 37 core holes for assay and lithologic information and eight RC holes to compare drilling techniques. The RC method produced biased assay results so the method was abandoned. Seven PQ-sized holes were drilled to support metallurgical test work. Two sonic holes were drilled to test the drilling procedure; however, this method of drilling was abandoned as the lithologic sample quality was not comparable to traditional core drilling. Of the exploration drill holes, 198 cores were assayed

Lithium Americas – AIF	41

(20,000 m of core), the results of which analysis supported the presence of a high-grade lithium deposit.

Optimal drill hole spacing for Inferred, Indicated, and Measured Resource categories was determined by geostatistical methods based on the results of the first 37 drill holes completed in 2007-2008 (WLC-001 through WLC-037). The Chevron drill holes were excluded from consideration in the grade model due to unknown sample quality controls at the time of drilling.

From January 2010 and through October 2011 LAC conducted definition grid drilling within the Thacker Pass resource (formally known as the Zone 1 resource) using the 2009 geostatistically derived drill spacing.  To increase resource estimation confidence from inferred to measured and indicated, a total of 169 holes (WLC-040 through WLC-208) were drilled (16,000 meters).

From June 2017 through December 2017, the Company conducted a drilling campaign.  A total of 77 exploration holes totaling 6,653 m, of which 22 were widely spaced HQ core holes. Results of this work helped to expand the known Mineral Resources to the northwest of the 2009-2010 drilling, identify a target south of the highway in an area designated the Southwest Basin, and further understand the local geology across Thacker Pass.

In 2017, three drill holes were drilled to collect geotechnical information. The majority of the drill holes were drilled using normal HQ core drilling practices. The geotechnical samples were not assayed for lithium, but samples were sent to Solum Consultants Ltd. for geotechnical testing. The results of their work assisted in determining the safety factors to use on the proposed mine pit wall slopes.  In April 2017, two auger holes were drilled down 15 m to characterize the ground strength for infrastructure support. The geotechnical samples were sent to Solum Consultants ltd. for geotechnical characterization. No samples were collected for assay.

In 2018, additional exploration and definition drilling was completed.  A total of 49 drill holes were completed totaling 4,968 m of drilling. In addition, 9 piezometer/monitoring well holes were drilled totalling 1,454 m.  A total of sixteen holes were drilled in the Southwest Basin, which was first identified in 2017 as an exploration target.  The Company anticipates preparing a NI 43-101 technical report detailing the outcomes of the 2018 exploration program, an updated resource estimate, results of the pilot plant testing/flow sheet design and permitting progress in due course.

No drilling work was completed in 2019 or 2020.

Sampling, Analysis and Data Verification

Drilled core was brought to the logging and sampling facility in Orovada, Nevada; the boxes of core were lithologically logged, photographed, cut and sampled by Company employees and consultants. The length of the assay samples was determined by the geologist based on lithology and averaged 1.52 m. The core was cut in half with diamond blade saws and fresh water, and half bagged for sampling. For duplicate samples, one half of the core was cut in half again and the two halves were bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity.  The core samples were primarily sent to ALS of Reno, Nevada, a laboratory independent from the Company; they were either picked up by ALS in trucks or delivered to ALS by LAC employees. At ALS, the samples were dried at a maximum temperature of 60°C and the entire sample was then crushed with a jaw crusher to 90% passing a ten-mesh screen. Nominal 250 g splits were taken for each sample using a rifle splitter. This split was pulverized using a ring mill to 90% passing a 150-mesh screen.

Lithium Americas – AIF	42

ALS’ analysis included four-acid digestion followed by an atomic emission plasma spectroscopy analysis to ensure that elevation metal concentrations would not interfere with a conventional inductively coupled plasma mass spectroscopy.

In 2010, a QA/QC program was developed that included inserting blank, standards and duplicate samples into the drill core sample assay sets. For every 34 half core samples, the Company randomly inserted two standard samples, one duplicate sample, and one blank sample. The 2017 QA/QC program was slightly modified to include a random blank or standard sample within every 30.48 m interval and taking a duplicate split of the core (1/4 core) every 30.48 m.  The total number of blank, duplicate, and standard samples analyzed by the laboratory during the Company’s 2010 drilling campaign was 12% of the total samples assayed, and during the Company’s 2017 drilling campaign was 10.1% of the total samples assayed.  The 2018 drill program used the same QA/QC procedures as the 2017 program with a total of 12% of the total samples sent for assays being check and duplicates.

Approximately 6% of the QA/QC samples from the 2010 sampling program did not conform to the established criteria. The Company re-assayed the highest 16 lithium values for drill holes WLC-001 through WLC-037 and WLC-040 through WLC-200. Following this re-testing, it was concluded that the overall deposit estimates may be lower by at most 2-3%, which is considered within industry standards. In the 2017 sampling program, duplicate samples indicated a high-level of precision in the sampling and laboratory techniques and confirmed the validity of QA/QC protocols and the blank and standards sample quality programs indicated that the accuracy and precision of the analytical process provides results that are in accordance with industry standards.

The Company security’s measures included collecting core from the drill site daily and placing the core in a lockable and secure core logging/sampling facility (steel-clad building) for processing. All logging and sampling was conducted in the secured facility. The facilities were locked when no one was present.

In 2016, the Company compiled a fully digitized geological database from the original paper drill logs, assay certificates and relevant archived data, in spreadsheet format. LAC maintains a tracking chart (Excel spreadsheets) that is used to match analytical data from ALS (provided electronically in the form of both Excel spreadsheets, and secured PDF assay certificates) to the intervals logged by the geologists, and referenced to duplicate sample tags stapled into the core boxes. LAC also maintains a master chart to track and manage QA/QC samples.

The Company’s senior geologist and QP maintains the master blinded sample identification spreadsheet. Blinded sample numbers are paired up with the original assay samples identifications (using Excel). Both the drill hole samples and QA/QC samples were decoded and paired with the digital assay certificates provided by ALS. No inconsistency in the assay data was found and only a small number of inconsistencies with lithologic coding was found.  These differences were well below 1% of the total interval data reviewed; however, all differences were corrected.

Mineral Processing and Metallurgical Testing

The previous process flow sheet in the 2012 PFS adopted an approach that is based on conventional lithium hard rock processing. Hard rock lithium ore behaves very differently than lithium claystone, primarily because of its genesis. Lithium hard rock ores, such as pegmatite, are formed deep in the Earth’s crust under high temperature and pressure, and therefore high temperature and strong reagents are required to liberate the lithium.  In 2017, LAC decided to

Lithium Americas – AIF	43

pursue an alternative approach intended to reduce overall operational and capital costs and leverage the physical properties of the soft claystone. A new process flow sheet that uses conventional leaching and purification technology is described in the Thacker Pass TR.

Metallurgical test work was carried out at production facilities owned and operated by Jiangxi Ganfeng Lithium Co., Ltd. in Jiangxi Province, China and with Saskatchewan Research Council. LAC provided four statistically representative composites of ore from the deposit that characterize the different grades of ore in the proposed pit area. These samples were based on the mass weighted average of the deposit and were assembled from different depths and locations to ensure a representative testing campaign. Aspen Technology, Inc. modeling software was used to simulate the full process. The results of this model were compared to the laboratory studies, and a final bench-scale confirmation test was completed at Jiangxi Ganfeng Lithium Co., Ltd.’s facilities to confirm the results of the model.

Tooth roll sizer followed by an attrition scrubber was found to be effective in reducing particle size and preparing the ore for sulfuric acid leaching. Sulfuric acid leaching is employed to remove lithium, along with other constituents, from the claystone ore. Testing looked at various acid concentrations, ratio of acid to ore, slurry densities, leaching temperatures, and leaching times. After leaching, the properties of the claystone show acceptable settling and filtration rates.  Washing of the spent clay showed high lithium recoveries.

Crystallization was also examined for the removal of by-products such as magnesium sulfate. Process variables such as lithium-magnesium concentration ratio, boiling temperature, crystallization temperature, and final liquor concentrations were identified.  A three-step purification process (neutralization, crystallization and precipitation) was also examined.  The series of test results showed that a process could be used to isolate a pure lithium sulfate product at approximately 88% recovery and served as a basis for the process design.  Testing was also conducted to identify reagent consumption and kinetic information. The results demonstrated optimum neutralization conditions, such as reagent addition, temperature and residence times. These conditions are aimed at permitting a higher recovery of lithium and reducing the capital and operating cost.

The Company has engaged experienced crystallization vendors to develop the design and cost estimate for process equipment to manufacture high-purity battery-quality lithium products from lithium sulfate, including lithium carbonate and lithium hydroxide.  A vendor has agreed to produce high-purity samples of lithium carbonate and lithium hydroxide from lithium sulfate produced at the process testing facility in Reno, Nevada.  Lithium Nevada expects to send samples of the Thacker Pass Project’s lithium products to potential customers and partners to confirm quality specifications.

Mineral Resource Estimates

A block model was created by the Company’s geologists based on assay data received as of December 21, 2017. The blocks are tagged through nearest-neighbor interpolation with the relevant lithology and are 30 m by 30 m by 5 m in size. The block model is not rotated. Due to the complex nature of the horizontal interlayering features, especially in the shallower areas of the deposit (such as crater sediments, alluvium and basalt), no wireframes were utilized in the model construction. This block model was imported into Geovia GEMS® and examined by the QPs responsible for the Thacker Pass TR, who determined that it was representative of the logged lithology.

Lithium Americas – AIF	44

After examination of strike and dip of the sediments, six major fault blocks (Blocks A-E) were identified. All modelling was subsequently confined and limited to the fault blocks. Only the core area of the deposit has been modeled, the outer limits of the deposit being undefined.

The Mineral Resources have been classified as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” as defined by CIM Definition Standards. The Mineral Resources are presented in the table below in accordance with the following criteria:

•

Measured Mineral Resources are in blocks estimated using at least three drill holes and five to sixteen samples within a 262.5 m × 262.5 m search radius in the horizontal plane and 15 m in the vertical direction;

•

Indicated Mineral Resources are in blocks estimated using at least two drill holes and three to sixteen samples within a 393.75 m × 393.75 m search radius in the horizontal plane and 22.5 m in the vertical direction; and

•	Inferred Mineral Resources are blocks estimated with at least one drill hold and two to sixteen samples within a search radius of 525 m × 525 m in the horizontal plane and 30 m in the vertical plane.

Measured, Indicated and Inferred Resources (Effective Date: February 15, 2018)
Category	Tonnage (000’s t)	Avg. Li (ppm)	LCE Quantity (000’s t)
Measured	242,150	2,948	3,800
Indicated	143,110	2,864	2,182
Measured and Indicated	385,260	2,917	5,982
Inferred	147,440	2,932	2,301

Notes:

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.
2.	Mineral Resources presented at a 2,000 ppm Li cut-off grade.
3.	The conversion factor for lithium metal (100%) to LCE is 5.323.
4.	Applied density is 1.79.
5.	Rounding errors may exist.

Mineral Reserve Estimates

The Mineral Reserve estimate relies on the resource block model described above.  Dassault Systèmes Geovia Lerchs-Grossman Whittle software was used to produce a series of pit optimization shells based on particular input parameters. A cut-off grade of 2,500 ppm was applied to the pit optimization to ensure consistency with the processing test work. An ultimate pit shell, number 39, was chosen to define the Mineral Reserves.  The resource model is a regular block model with block sized 30 m by 30 m by 5 m. Due to the regular block model and the block size, dilution is considered inherent in the block model. The mining recovery is expected to vary depending on the machine extracting the ore (e.g. surface miner versus excavator). An average life of mine recovery of 93% was applied for the Mineral Reserves estimate. The Mineral

Lithium Americas – AIF	45

Resources reported above are inclusive of the Mineral Reserves, and not in addition to the Mineral Reserves.  The Mineral Reserve estimate excludes the Inferred Mineral Resource.

Proven Probable Mineral Reserves (Effective Date: August 1, 2018)
Category	Tonnage (000’s t)	Avg. Li (ppm)	LCE Quantity (000’s t)
Proven	133,944	3,308	2,358
Probable	45,478	3,210	777
Proven and Probable	179,422	3,283	3,135

Notes:

1.	Mineral Reserves are defined at the point where the ore is delivered to the processing plant. Reductions attributed to plant losses have not been included.
2.	Mineral Reserves presented at a 2,500 ppm Li cut-off grade.
3.	The conversion factor for lithium metal (100%) to LCE is 5.323.
4.	Applied density is 1.79.
5.	All tonnages are presented on a dry basis.
6.	Rounding errors may exist.

Mining Operations

The mining method chosen for the proposed mine plan outlined in the Thacker Pass TR is a modified panel mining method which employs excavators and surface miners. In this method, a section along the length of the pit is mined to the entire width and depth before moving to the next section of the pit.

The proposed mine plan contemplates mining 510 million total tonnes of material, consisting of 330 million dry tonnes of waste rock and 179 million dry tonnes of ore (delivered to plant) over a 46-year mine life.  The average strip ratio for the project is 1.6:1 waste-to-ore mined, with an average strip ratio of 1.5:1 during the first four years of the mine plan.  The proposed mine plan contemplates a pre-production period of two years, and two phases of production over the 46-year life of mine, as follows: 3.5 years of Phase 1 production at 30,000 tonnes lithium carbonate per year; and 42.5 years of Phase 2 production at 60,000 tonnes lithium carbonate per year.  The feasibility study currently underway is expected to be based on a different production capacity and product mix than contemplated by the Thacker Pass TR.

Waste removal will be completed by means of an excavator and haul truck operation. Once the ore has been exposed and a running surface prepared to a relatively consistent profile, the excavator will move to the next panel section. Following the waste removal, the surface miner will mine the exposed ore and load the haul trucks directly. The ore will be hauled to the head of an overland ore conveyor or to nearby short-term stockpiles.  Mine waste will primarily be backfilled directly into the mined-out pits. In-pit waste backfill is expected to total approximately 285 million tonnes, with only 2.2 million tonnes being transferred by truck to a nearby waste rock dump.  Mine waste will also be used for construction fill material as well as construction of the tailings embankment. The mine plan includes a waste dump near the pit limit for excess mine waste during the beginning of the mine life.

Recovery Methods

The recovery process proposed in the Thacker Pass TR is based on the metallurgical test work described above and consists of the following major components: ore preparation and leaching

Lithium Americas – AIF	46

and lithium processing. The ore preparation will prime the ore for lithium extraction in a leaching circuit. Ore will be delivered to the ROM stockpile from the mining operation. The ore in the ROM stockpile will be sized using toothed roll crusher (sizer) prior to being mixed with filter wash solution in attrition scrubbers. After ore preparation, the ore will be transferred as a slurry to the leaching circuit. Sulfuric acid will be mixed in with the slurry to liberate the lithium from the clay. The lithium bearing solution, i.e. “lithium brine”, will be separated from the leach residue by filtration. The filtered residue will be washed to recover any remaining free lithium, and then conveyed to the clay tailings facility.

To prepare the lithium brine for subsequent processing, pH-neutralization will be required. Waste solid compounds will precipitate from the neutralization step and will be filtered from the lithium brine. The filter residue will be washed with process water to recover any residual lithium. The wash solution and lithium brine will be combined and processed in the lithium processing plant, which results in a sulfate solution dominated by lithium, magnesium, potassium, and sodium cations.  The lithium processing plant will then take the lithium brine and separate out lithium from the remaining salts in the brine, i.e. magnesium, potassium and sodium.  The first step in lithium separation involves purifying the lithium brine through crystallization of magnesium sulfate, followed by removal of residual magnesium with the addition of quicklime. Soda ash will then be added to the brine to precipitate out lithium as a carbonate solid.

Infrastructure

Site roads will be designed for operational and maintenance traffic for the eventual 60,000 tpa Phase 2 production rate.  All site roads will be classified as private roads, with the main loop around the services buildings. Utility roads have also been planned. Movement of material in Phase 1 will be by truck. A rail system will be constructed as part of Phase 2, and will be used to move raw materials and finished products.

The ore stockpile pad is proposed to be constructed in Phase 1, but is designed to accommodate the full 60,000 tpa production rate during Phase 2. The limestone stockpile will be stored near the limestone crushing and storage facility for easy access by truck.

The tailings strategy is based on the adoption of filtered stack method of clay tailings disposal. The cells will be constructed from mine waste placed in lifts and compacted under the action of the haul trucks and grading equipment. The proposed mine plan contemplates surface water management to minimize water entering the tailings area and contain any meteoric waters and utilization of mine waste rock to provide supplemental perimeter containment of the tailings on the downslope sides.

Raw water is expected to be supplied to the plant site via a raw water pipeline from a well or series of wells in the Quinn River Valley to the east of the site. The fire water supply for the permanent fire protection will be provided from the raw water tank located within the plant.

A 115 kV transmission line runs directly through the site and has sufficient capacity for the proposed Phase 2 operations.  The mine plan contemplates construction of a large waste heat power facility with a capacity that is expected to exceed the projects electricity requirements; excess electricity may be sold via the 115kV transmission line. The main substation is proposed to be installed during Phase 1. Steam produced by the acid plant will be used to generate electricity.  Fuel for the start-up package boilers will be supplied from an on-site fuel bunker that will be resupplied by truck.

Lithium Americas – AIF	47

Infrastructure is planned to allow the sulfuric acid plant to continue operation through the processing plant downtime, producing excess sulfuric acid that may be sold to regional consumers.

Environmental, Permitting and Social Factors

A multi-agency regulatory process will need to be completed to obtain all required federal, state and local agency permits and approvals necessary to construct, operate and ultimately reclaim and close the Thacker Pass Project, including all mining, ore processing, and transportation related operations.

The BLM is the lead agency for issuing federal approval under the General Mining Law, implementing surface management regulations and the preparation of an EIS as part of the NEPA environmental documentation process.  The BLM permit application process consists of three parts: Mine Plan of Operations that describes the proposed mining and ore processing/fluid management system operations, along with reclamation and closure activities; a baseline study program to collect and report data for environmental, natural and socio-economic resources that will be used to support the permitting, impact assessment, and the subsequent approvals process; and an environmental documentation process.

LAC began the permitting process in Q1 2018 by commencing baseline data collection and to date has performed more than 40 environmental baseline studies within the project area. By December 2018, LAC substantially completed the environmental and natural resource baseline studies required to support the permitting and approval program and the NEPA environmental documentation process for the Thacker Pass Project. A conceptual Mine Plan of Operations (MPO) was submitted to the BLM in Q3 2018 for review and comment. The final MPO was filed in August 2019 and accepted by the BLM in September 2019.  The MPO includes production of battery-grade lithium hydroxide with lithium carbonate, lithium metal (up to 60,000 tpa of LCE) and battery manufacturing.

In January 2020, the BLM published the NOI in the federal register to prepare an environmental impact statement for the Thacker Pass Project.  The NOI formally commences the NEPA environmental impact statement preparation and public engagement process by the BLM.  This process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.  The Preliminary EIS was published on July 29, 2020 in the federal register, followed by a 45-day comment period.  The Final EIS was published on the federal register on December 4, 2020 and included a comprehensive review of the potential impacts of the Project, including alternatives and a full examination of project and site-specific mitigation measures.  The final EIS is the result of pre-planning work that included the early collection of environmental baseline information, community and Native American engagement, project re-design, and the initial submission of a Conceptual Plan of Operations for agency consideration, and is the cumulation of over a decade of work on the project.  On January 15, 2021 the BLM issued the ROD for the Thacker Pass Project.  The ROD is the final milestone in the federal permitting process, and provides approval for construction and operation of the project. Applications for key state permits and water rights transfers have been submitted, with results expected later in 2021.

The BLM will also require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed. The post-mining land use requirements will also require the establishment of a sage-brush vegetation type to restore the area to the pre-mining land uses of wildlife habitat, grazing, and recreation.

Lithium Americas – AIF	48

The Company has developed a community engagement plan and has held numerous agency, stakeholder, and other public meetings. Future public open houses are planned as the project advances to ensure the community is fully engaged. Additional meetings with regulatory agencies and elected officials are included in the engagement plan.

Pre-feasibility Operating Costs

The operating costs are taken from the Thacker Pass TR and estimated based on an operation achieving average annual production of approximately 30,000 tpa in Phase 1 and rising to 60,000 tpa in Phase 2. The operating costs exclude credits from electricity and sulfuric acid sales.

Operating Costs (Pre-feasibility Study)
Category	Operating Cost (US$/t Lithium Carbonate)	% of Total
Mining	488	12.0
Lithium processing	1,649	40.0
Sulfuric acid plant	1,780	44.0
General and administrative	156	3.6
Electricity delivery (wheeling charge)	15	0.4
Total Operating Costs	4,088	100.0

Pre-feasibility Capital Costs

Total initial Phase 1 capital expenditures presented in the Thacker Pass TR are estimated at US$581 million and a total of US$1,059 million at the completion of Phase 2. The capital cost estimate excludes the life of mine sustaining capital cost of US$623 million.

Category	Phase 1 US$ millions	Phase 2 US$ millions	Total US$ millions
Direct Costs
lithium carbonate Plant	218	96	314
Sulfuric acid plant	134	158	293
Mine	46	1	47
Railroad and yards	3	81	84
Total Direct Cost	401	336	737
Total Indirect Cost	89	65	154
Contingency (18.8%)	91	77	168
Total Capital Costs	581	478	1,059

Lithium Americas – AIF	49

Pre-feasibility Economic Analysis

The financial results are derived from inputs based on an annual production schedule included in the Thacker Pass TR and reported on a 100% equity project basis.

The life of mine is estimated to be 46 years. Projected sales are based on three revenue streams:  lithium carbonate, electricity generated by the acid plant and excess sulfuric acid.  Lithium carbonate pricing assumptions were obtained from a market study.  Electrical and sulfuric acid pricing were estimated based on expert analysis of the local markets.

In addition to capital and operating cost expenses as set forth above, project economics are based on additional expenses and cash flow items such as: taxes, royalty obligations and sustaining capital.

As noted above, the Company is currently working with Sawtooth Mining (a subsidiary of North American Coal), ITAC and M3 Engineering to produce a feasibility study.  A variety of options are being considered for production parameters that will form the basis of the feasibility study, with the expectation that the financial analysis may differ from that presented in the Thacker Pass TR. Based on discussions with potential customers and joint venture partners, the Company is assessing changes to the parameters of its feasibility study to target a higher production capacity and a revised product mix than previously considered for this project.  The Company continues to make progress on the feasibility study and is evaluating options to increase plant capacity through a combination of larger equipment and minimizing yield losses.  Additional engineering staff have been hired to increase the company’s process development capacity.

Production schedule

Production of lithium carbonate is estimated at 30,000 tpa in Phase 1 (commencing in 2022), and 60,000 tpa in Phase 2. Phase 1 is projected to operate for 3.5 years, and Phase 2 is projected to run for 42.5 years. A discount rate of 8% per year was applied to the model.  The production model estimates lithium carbonate production totalling 2,602,805 tonnes over the 46-year project term.  The production model also estimates electricity totalling 28,018,835 MW/h and sulfuric acid totalling 20,364,430 tonnes, both over the 46-year project term.

Lithium Americas – AIF	50

NPV and IRR

After-tax NPV in reliance on base case assumptions and an 8% discount rate amounts to an estimated US$2,600,000,000 while IRR is 29.3%. Set forth below is a table that illustrates sensitivity of project economics based on lithium carbonate pricing and discount rates.

After-Tax NPV and IRR Sensitivity Analysis (Pre-feasibility)
Discount Rate (%)	Low Case NPV US$10,000/t Li2CO3 (US$ millions)	Base Case NPV US$12,000/t Li2CO3 (US$ millions)	High Case NPV US$14,000/t Li2CO3 (US$ millions)
6	2,790	3,800	4,811
8	1,856	2,591	3,327
10	1,259	1,816	2,373
IRR (%)	24.0	29.3	34.3

Cash Flow

Average annual EBITDA,(1) based on a lithium carbonate price of US$12,000 per tonne and otherwise in reliance on base case assumptions, is estimated to be US$520 million (Phase 1 - US$246 million). The estimated pay-back period, which is based on years of operation, is 4.6 years (or 5.2 years discounted) after tax, in reliance on base case assumptions.

Note:

(1)

EBITDA, earnings before interest, taxes, depreciation and amortization, is a non-IFRS financial measure which is used in the Thacker Pass TR to indicate the cash flow of the Thacker Pass Project based on certain assumptions. The Thacker Pass TR does not present a corresponding cash flow based on an IFRS measure, or identify the amounts of the adjustments that would have to be made to EBITDA to reconcile it to an IFRS measure. Accordingly, a reconciliation of EBITDA to the most closely comparable IFRS measure is not available without unreasonable efforts. The future IFRS financial results for the Thacker Pass Project may vary significantly from the EBITDA amounts presented in the Thacker Pass TR.

Exploration and Development

A more detailed summary of the current status of the Thacker Pass Project is set forth above under the heading “Description of the Business – Thacker Pass Project”.

The RheoMinerals Business

LAC’s wholly-owned subsidiary, RheoMinerals, began operation in 2011 with the goal of producing specialty drilling fluids used in horizontal drilling in the oil and gas industry. Between 2011 and 2015 the Company financed and built RheoMinerals’ organophilic clay product manufacturing plant. In 2014, the oil and gas industry went through a steep decline, and RheoMinerals shifted its focus to non-oilfield market opportunities, while maintaining sales and marketing activity within the oilfield service sector. In 2015, RheoMinerals initiated a product development program that focused on four markets: environmental, animal feed, industrial coatings and alternative drilling fluid additives for the oilfield market. RheoMinerals developed product lines across multiple product sectors and established key sales and distribution relationships for its business.

Lithium Americas – AIF	51

In Q4 2019 the Company’s Board made a strategic decision to wind-up the RheoMinerals business in an orderly fashion, including divesting of its assets, as the RheoMinerals business is non-core to the Company’s portfolio of lithium projects. The wind-up was substantially completed as of the end of 2020 and the sale of RheoMinerals’ real property was completed in January 2021.

Competitive Conditions

Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry’s electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid-scale storage.

A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and regulatory, finance and accounting. The Company relies upon its management, employees and various consultants for such expertise.

Mineral Price and Economic Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Lithium markets are affected by demands for lithium batteries and global economic conditions. Fluctuations in supply and demand in various regions throughout the world are common.

Economic Dependence

The Company’s business is dependent on the exploration, development and operation of lithium properties. The Company is not dependent on any sole contract to sell a significant portion of the Company’s products or services or to purchase a significant portion of the Company’s requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which the Company’s business depends.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. The Company has not commenced any bankruptcy, receivership or similar proceedings during the Company’s history.

Lithium Americas – AIF	52

Reorganizations

There have been no corporate reorganizations of the Company within the three most recently completed financial years.

Foreign Operations

The Company’s property interests are located in Argentina and the United States. In particular, the Cauchari-Olaroz Project in Argentina exposes the Company to various degrees of political, economic and other risks and uncertainties. Please see “Description of the Business – Risk Factors” and “Description of the Business – Emerging Market Disclosure.”

The election of President Alberto Fernandez in December 2019 brought with it the formation of an alliance between different factions of the Peronist party, including the Kirchner leftist/populist faction, which had been divided since 2015. The new government took steps to regulate and protect the economy, increase certain taxes (e.g. export taxes and wealth taxes) and suspend previously announced tax reductions. The Fernandez administration has successfully re-negotiated the country’s external debt with a majority of private bondholders, and is now in the process of debt renegotiations with the International Monetary Fund (IMF). Nevertheless, the government is grappling with a difficult situation as it tries to combat the economic impact of the coronavirus outbreak with a combination of fiscal stimulus and strict containment measures.

In addition, the government of Argentina has enacted a series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to: a requirement that the proceeds of exports be repatriated at the applicable official exchange rate; restrictions on payments of dividends and intercompany debt without approval from the Argentinean Central Bank; and a request to restructure immediate payments on debt from foreign lenders. There is also a possibility that the Argentinean government could expand its existing controls or introduce new regulations. Historically, such capital controls and foreign exchange regulations have had far-reaching implications for Argentina, including limiting imports into the country and restricting access to foreign currency required to service foreign debt obligations. To date, President Fernandez has been an active political supporter of mining activities. In 2020, the Central Bank announced the issuance of dollar-linked peso denominated promissory notes to assist mining companies to hedge potential peso devaluations against the US dollar.

On March 20, 2020, Argentina enacted a strict COVID-19 quarantine policy, which has had a significant impact on Argentina’s already difficult economic environment and the general socioeconomic situation in the country. The country continues to grapple with a high number of new COVID-19 cases.

Employees

As at December 31, 2020, the Company had 35 employees and 5 part time and/or consultants working at various locations. As at December 31, 2020, Minera Exar had approximately 315 full-time employees at the Cauchari-Olaroz Project in Argentina.

Changes to Contracts

In February 2020, the Company and Ganfeng entered into the 2020 Cauchari Transaction.  In connection with closing the 2020 Cauchari Transaction, in August 2020 the Company entered into an amended and restated Shareholders Agreement with Ganfeng that continues to require joint approval for various significant business decisions related to the Cauchari-Olaroz Project.

Lithium Americas – AIF	53

For further information, please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction”.

Environmental Protection

The Company’s operations are subject to various laws and governmental regulations concerning safety and environmental protection. The Company holds permits to construct and operate the Cauchari-Olaroz Project at a production rate of 40,000 tpa of battery-quality lithium carbonate.  Within the United States, the Company continues to advance the permitting process for the Thacker Pass Project, as discussed herein.

Social or Environmental Policies

The Company aims to minimize the impact of its operations on both local communities and the environment. At the Cauchari-Olaroz Project, the Social Responsibility Plan was developed to incorporate best practices on these matters. The Social Responsibility Plan was prepared in accordance with the Argentina Principles. Minera Exar has, in accordance with the principles in its Social Responsibility Plan, entered into agreements with the aboriginal communities located proximate to the Cauchari-Olaroz Project that aim to promote social development through high quality job creation, training, access to medical assistance and other infrastructure. LAC is also committed to developing the Thacker Pass Project in a responsible and sustainable manner. The Company takes its responsibilities seriously to protect the environment, to conduct business based on high ethical standards and to make a positive difference in the communities in which it operates.

Cauchari-Olaroz

Environmental Responsibility

Minera Exar is focused on developing Cauchari-Olaroz to be an environmentally responsible lithium project. The process’ principal source of energy is designed to be solar evaporation to minimize the carbon footprint. Furthermore, process water requirements are low relative to other lithium carbonate production processes, and process water will be sourced from aquifers that do not meet drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the Cauchari-Olaroz Project’s environmental footprint and produce the most environmentally responsible lithium possible.

Economic & Social Benefits

The Cauchari TR highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments of Argentina. The Cauchari-Olaroz Project is providing many jobs during construction and development and is expected to provide new long-term opportunities as the Cauchari-Olaroz Project continues to grow.

Economic benefits of expanded Cauchari-Olaroz Project include (based on 40,000 tpa Cauchari TR and US$12,000/t Li2CO3 long-term):

•	Increase in federal and provincial taxes – total of US$4.2 billion for life of mine (or US$114 million per year)
•	Increase in royalty and mining duty payments

Lithium Americas – AIF	54

•	Increase in employment taxes
•	Extending the current employment opportunities with over 900 Minera Exar employees and contractors
•	Extending the relationships with the local communities with at least a 40 year project life

Thacker Pass

Carbon Accounting

The proposed Thacker Pass mining and metallurgical process is being designed to achieve or exceed carbon-neutral scope 1 emissions status as defined by the Greenhouse Gas Protocol (“Scope 1”). The low carbon footprint is expected due to 1) the unique nature of the ore, which requires low energy to extract, beneficiate and process, and; 2) waste heat from the exothermic process is designed to be captured to generate carbon-free electricity and steam. The waste heat facility is expected to provide enough electricity to operate the plant and mine with the potential for excess electricity to be sold to the grid. Carbon-free steam is expected to be used in the plant (no natural gas or other fuel is required to make steam). Furthermore, solar power generation and electric trucks are also being evaluated to further reduce carbon emissions beyond Scope 1.

Through innovative design, Thacker Pass is being developed to incorporate sustainability in the extraction and processing of critical minerals required for a low-carbon economy. Many years of environmental monitoring data was collected and used to locate project infrastructure in areas of lowest environmental impact. The sound and air emissions control systems have been engineered to use the best available technology, resulting in a design that exceeds regulatory requirements. Within the proposed processing facility, water recycling is expected to be employed throughout the facility to minimize consumption (Phase 1 requires approximately the same amount of water as 2-3 alfalfa irrigation pivots).

LAC made the decision in 2018 to move the Thacker Pass Project south of the Montana Mountains in order to avoid potential disturbance in sensitive ecological areas located within the mountains. The Company collected baseline environmental data over an eight-year period and provided a full set of baseline reports to the BLM.  The ROD determined that the mitigation measures, environmental protection measures, conditions of approval, and monitoring plans specified as part of the ROD will minimize environmental impacts identified in the Final EIS.  The monitoring requirements specified in the ROD and Plan of Operations will assist the BLM and others to identify, avoid, or mitigate, if necessary, and address unforeseen environmental impacts that may occur.  As concluded by the ROD, the environmental protection measures will provide environmental protection during and after implementation of the project.  The mitigation plans and stipulations are wide-ranging and address, among other things, water resources, wildlife, cultural resources, air quality and fire precautions.

Community Engagement

LAC engaged with local stakeholders throughout the project definition and design process in a transparent consultation process.  Several open houses have been held since 2017.  A Project Engagement Agreement with the local Fort McDermitt Tribe continues to be in place to ensure that tribal members are fully engaged and informed of the project, including employment and training opportunities prior to proposed construction and operations.

Lithium Americas – AIF	55

Great Basin Sagebrush Restoration Fund

The Great Basin Sagebrush Restoration Fund founded by LAC and the University of Nevada, Reno Foundation is now the largest research fund of its kind in the US. Progress continues in 2020 on developing innovative sagebrush restoration technologies including coated seeds, genetics and restoration modeling.

Winnemucca Office

In anticipation of construction commencing, pending permits and financing, a project office in Winnemucca was established in December 2019. The office is staffed full time by Lithium Nevada’s manager of community relations to respond to public questions about the project, including employment and contracting opportunities.

Employment

During the proposed two-year construction and commissioning period, it is anticipated that approximately 1,000 jobs will be created. Approximately 350 high-paying jobs are anticipated during Phase 1 operations. Northern Nevada has limited career opportunities, which emphasizes the potential for the Thacker Pass Project to provide a positive impact on the local economy.

Emerging Market Disclosure

The Cauchari-Olaroz Project is located in Argentina, an emerging market, and is owned by the Company and Ganfeng indirectly through subsidiaries which are locally incorporated or established for the purposes of compliance with local laws. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions where the Company operates, such as the United States or Canada. In order to manage and mitigate these risks, the Company has designed a system of corporate governance for itself and Minera Exar that includes internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company's senior management and overseen by its Board in order to oversee Minera Exar’s operations.

Board and Management Experience and Oversight

Key members of the Company’s management team and Board have experience running business operations in emerging markets, including Argentina. Each of Fabiana Chubbs and Gabriel Rubacha, directors of the Company, are Argentinean nationals and have business operations experience in Argentina.  Franco Mignacco, a director of the Company and the President of Minera Exar, is also an Argentinean national and has substantial business operating experience in the Province of Jujuy where the Cauchari-Olaroz Project is located. Ignacio Celorrio, the President, Latin America of the Company, is an Argentinean national and has substantial legal and operational experience in Argentina, and strong institutional relationships.

In addition, directors and senior officers of the Company, including the CEO and President, regularly visit the Company's operations and properties in Argentina and plan to resume such visits once COVID-19 related travel restrictions are lifted. During these visits, they interact with local employees, government officials and businesspersons; such interactions enhance the visiting directors’ and officers' knowledge of local culture and business practices. Directors generally visit the Cauchari-Olaroz Project at least once every two years. The next visit will occur once normal business travel resumes post-pandemic.

Lithium Americas – AIF	56

The Board, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in Argentina. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in that jurisdiction. The Board also has access to head office management in Canada who: (a) work directly with local management in Argentina and are familiar with the laws, business culture and standard practices of Argentina; (b) have Spanish language proficiency; (c) are experienced in working in Argentina and in dealing with the Argentine government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Argentina.

Communication

While the reporting language with the head office of the Company is English, the primary operating language in Argentina is Spanish. Messrs. Mignacco and Celorrio are native Spanish speakers and are proficient in English. Additionally, the majority of operational management in Argentina are fluent in both Spanish and English.

The Company maintains open communication with its operations in Argentina through management team members who are fluent in Spanish and are proficient in English, removing language barriers between the Company's head office and the local management team in Argentina. The primary language used in meetings with head office management and Board meetings is English and material documents related to the Company's operations that are provided to the Board are in English. Material documents related to the Company's material operations in Argentina are either in English or, where in Spanish, are translated into or summarized in English.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to the Company, its subsidiaries and its co-owned interest in Minera Exar. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

(a)

The Company’s Control Over Subsidiaries and Co-ownership of Cauchari-Olaroz Project. The Company’s corporate structure has been designed to ensure that the Company has a measure of direct oversight over the operations of its subsidiaries and Investment in the Cauchari-Olaroz Project. The Cauchari-Olaroz Project is governed by the Amended Shareholders Agreement (please see “Material Contracts – Amended Shareholders Agreement”) which provides for, among other things: (i) the formation of the Minera Exar Shareholders Committee comprised of two representatives of the Company and three representatives of Ganfeng; (ii) the composition of the board of directors of Minera Exar and Exar Capital, being one representative of the Company and two representatives of Ganfeng; (iii) the review and approval by the Minera Exar Shareholders Committee of programs and budgets; and (iv) the obligation of each party to purchase its pro rata share of production from the Cauchari-Olaroz Project.  In connection with the 2020 Cauchari Transaction, the Company entered into the Amended Shareholders Agreement with Ganfeng that continues to require joint approval for various significant business decisions related to the Cauchari-Olaroz Project.  For further information, please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction” and “Material Contracts – Amended Shareholders Agreement”.

Lithium Americas – AIF	57

The operations of Minera Exar are overseen by the Minera Exar Shareholders Committee, which meets regularly to make decisions related to project development. The Company works closely and is in constant communication with Minera Exar’s management, including Minera Exar’s CFO. Under the Company’s oversight, in July, 2017 Minera Exar implemented SAP’s accounting and reporting system and adopted best practice internal controls as part of the SAP implementation. In addition, Minera Exar established a Compliance Department which oversees the operations and financial reporting from a compliance perspective. The Company reviews Minera Exar’s financial reporting as part of preparing its consolidated financial reporting. The Company’s independent auditors review the results of the audit of Minera Exar’s financial statements by Minera Exar’s independent auditors as part of the audit of the Company’s consolidated financial statements and the results are reported to the Company’s Audit and Risk Committee. Minera Exar engages an independent internal controls consultant who performs the assessment and testing of its internal controls on an annual basis.  The Company has adopted a simple structure for its Argentina business operations, with the principal Argentine operating company for LAC’s assets in Argentina being held as to a nominal amount by a wholly-owned Ontario company (which was originally established to meet Argentine corporate law requirements to have two shareholders) and the balance held directly by the parent company, while funding for project development comes from Exar Capital.

(b)

Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval in accordance with established authorization procedures. Monetary authorization limits are established by the Company and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approvals from two authorised signatories. Cash calls, equity contributions and loans to subsidiaries and Minera Exar are provided within the approved budgets and require the necessary authorisations from the Company’s officers to be processed. Minera Exar’s controls over payments are subject to review and testing by Minera Exar’s internal controls consultants and findings are reviewed by the Company’s Audit and Risk Committee.

(c)

Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries and co-ownership interest in Minera Exar.

(d)

Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements on a quarterly and annual basis, using IFRS. The Company implemented, documented and engaged a consultant to test and report to management on internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements are being prepared in accordance with the applicable requirements of IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial

Lithium Americas – AIF	58

reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.
(e)

Disclosure Controls and Procedures. The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company.  This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from key members of management located in Argentina.

(f)

Risk Matrix. The Company maintains a risk matrix allowing its management to track various material risks concerning its business and operations, and those of its wholly owned subsidiaries and co-ownership interest in Minera Exar. The risk matrix assists with identifying negative trends for the identified material risk factors, to allow the Company to take proactive risk mitigation measures as needed.

(g)

CEO and CFO Certifications. In order for the Company’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109 and United States securities laws, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

Fund Transfers between the Company and the Company’s Subsidiaries and Associates

Differences in banking systems and controls between Canada, the Netherlands and Argentina are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries and Minera Exar; advances in the form of intercompany loans or equity contributions to subsidiaries and Minera Exar; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries and investees. Capital structure and funding arrangements are established between the Company and the subsidiaries and investees, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

Managing Cultural Differences

Differences in cultures and practices between Canada and Argentina are addressed by employing competent staff in Canada and Argentina who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements. Additional training is provided as needed to new staff who will be working closely with the counterparts in Argentina.

Lithium Americas – AIF	59

Transactions with Related Parties

In addition to the co-ownership arrangement in the Cauchari-Olaroz Project with Ganfeng, LAC has one substantive related party relationship in respect of its 49% co-ownership interest in Minera Exar. This is the Los Boros Option Agreement that Minera Exar entered into with a counterparty that is a company in which Franco Mignacco holds a material interest.  Mr. Mignacco is a director of the Company, as well as the President of Minera Exar.  The current business arrangements concerning the Los Boros Option Agreement were negotiated in 2016 by the Company and SQM on an arm’s length basis with the agreement counterparty.  For further information please see “Description of the Business – The Cauchari-Olaroz Project – Property Description, Location and Access” and “Interest of Management and Others in Material Transactions”.  Minera Exar has also retained Magna Construcciones S.R.L., a company in which Franco Mignacco holds an interest, to conduct certain construction services for the Cauchari-Olaroz Project.

Records Management of the Company’s Subsidiaries

The original minute books and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. Company management and the Board have full access to these records.

Risk Factors

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse affect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this AIF before investing in the Company’s securities.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.  Additional risks are disclosed in the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks related to resource development

Cauchari-Olaroz Project Commercial Production Risk

LAC and Ganfeng continue to actively oversee Minera Exar’s advancement of the construction, procurement and engineering at the Cauchari-Olaroz Project.  It is common in new mining operations to experience unexpected costs, problems and delays during development and mine start-up.  Most, if not all, projects of this kind suffer delays in start-up and commissioning due to numerous factors, including late delivery of components, the inadequate availability of skilled labour and mining equipment, adverse weather or equipment failures, design or engineering failures, delays in delivery of funding, the rate at which expenditures are incurred, delays in construction schedules, and delays in obtaining the required permits or approvals.  Many of these risks are described in further detail in other risk factors in this AIF.  Any of these factors could

Lithium Americas – AIF	60

result in changes to economic returns or cash flow estimates of the project or have other negative financial implications.  There is no assurance that the Cauchari-Olaroz Project will commence commercial production on schedule, or at all, or that Minera Exar’s activities will result in profitable mining operations.  If the Company is unable to develop the Cauchari-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Further, the Cauchari-Olaroz Project is designed to produce battery-grade LCE, which involves sensitive chemical processing that can be difficult to produce on a commercial scale and adds additional complexities compared to the commissioning process for other types of mineral production operations. There are substantial price differentials for lithium products that meet battery-grade specifications and those that do not.  If Minera Exar is unable to commercially produce lithium carbonate to a purity and performance level that meets battery-grade specifications, it will have a material negative impact on financial performance of the Cauchari-Olaroz Project and, therefore on the Company itself.

Cauchari-Olaroz Construction Risk

The Cauchari-Olaroz Project is under construction. Construction timelines and costs are subject to a significant amount of variance due to a number of different factors, including, but not limited to, the availability and performance of suppliers, contractors and equipment, changes to designs or construction plans, weather conditions, the availability of materials, any workforce accommodations, and the timing for permitting and other government approvals. Many of these risks are described in further detail in other risk factors in this AIF. Minera Exar has experienced delays in the scheduled construction completion date of the Cauchari-Olaroz Project (with the delays stemming in large part from the impact of COVID-19) and there is a risk that it may do so again. In addition, costs of construction are dependent on the accuracy of prior estimates, and are prone to cost overruns. Minera Exar’s capital expenditure estimate for construction of the Cauchari-Olaroz Project currently remains on budget (excluding capital costs attributable to the Protocols); however, there is a risk that this could change in the future as Minera Exar nears the final stages of construction. Changes to construction timelines and costs could have a significant effect on the financial prospects of the Cauchari-Olaroz Project and the Company.

Thacker Pass Project Development Risk

The Company is working on additional steps to optimize the Thacker Pass Project and update its assessment of the project’s financial viability as part of its preparation of the feasibility study. These considerations depend on multiple factors, including: the attributes of the deposit, such as size, grade and proximity to infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

The Company is in the process of preparing a feasibility study for the Thacker Pass Project. The parameters of the mine development plan for the feasibility study are still under review, although the Company expects to target a higher production capacity than the 20,000 tpa of LCE set as the initial target for the feasibility study analysis. The process of optimizing the mine development plan for the feasibility study could result in a substantial change in the financial viability of the project. The timing and scope of mine plan for the feasibility study will also depend on results of discussions with potential partners for the project and customers for production from the project. This process could impede the Company’s ability to complete the study in a timely manner, and changes to scope and design of the mine plan to accommodate these discussions could have a substantive effect on financial viability of the project. Even if the feasibility study continues to

Lithium Americas – AIF	61

support a commercially viable project, there are many additional factors that can impact the project’s development, including permitting decisions for outstanding state permits, terms and availability of financing, cost overruns and delays in development, among other factors.  The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this AIF.  Accordingly, there can be no assurance that the Company will ever develop the Thacker Pass Project.  If the Company is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

Product Price Risk

The ability to generate profitable operations on the Cauchari-Olaroz Project and the Thacker Pass Project, if and to the extent the projects are developed and enter commercial operation, will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, there will be a negative effect on pricing and availability of customers. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company’s products may affect the value of the Company, its share price and the potential value of its properties.

Finally, as one component of the mine plan of operations for the Thacker Pass Project is the sale of power produced from the proposed sulfuric acid plant, operational pricing and sales of such power will also affect the project’s economics.

COVID-19 Risks

In March 2020, COVID-19 was characterized as a pandemic by the World Health Organization. Since December 2019, COVID-19 has spread globally with a high concentration of cases in regions in which the Company conducts its business operations, including the United States, Canada and Argentina. The spread of COVID-19 and resulting tight government controls and travel bans implemented around the world, such as declarations of states of emergency, business closures and re-openings, and manufacturing, commercial and other similar restrictions and limitations, have caused disruptions to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. Volatility and disruptions in the supply and demand for lithium and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

COVID-19 impacted the development program for the Cauchari-Olaroz Project in multiple respects in 2020, which has delayed the completion timeline for the project. Minera Exar re-started construction work in September 2020, following a temporary suspension initiated in July 2020 arising from outbreaks on site, under the enhanced Protocols. The Company’s current estimate for completion of construction is based on the assumption that enhanced Protocols will remain in place through to the completion date; nevertheless, there is a risk that the impacts of

Lithium Americas – AIF	62

COVID-19 will cause further delays in delivery of equipment, further limitations on operations as a result of government directives and internal operating protocols, the temporary suspension of operations in connection with any new onsite cases and the implementation of further enhancements to the Protocols to manage infections on site. There is a risk that these factors, along with other factors related to COVID-19 such as resurgences and mutations of the virus, may continue to affect the Cauchari-Olaroz Project until the virus is brought under control in Argentina and globally. There is also a risk that the severity of some or all of these matters as they relate to the Cauchari-Olaroz Project may increase in the future.

The risks to the Company of COVID-19 also include restrictions, limitations and other effects on activities which may result in delays in obtaining requisite permitting for, completing a feasibility study for and securing financing for the construction of the Thacker Pass Project and otherwise delay bringing the Thacker Pass Project to commercial production. Other COVID-19 related risks include the potential for the impairment of the Company’s assets or write-downs in respect of the Company’s material properties, or any part thereof, as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to COVID-19, risks to employee health and safety, increased costs and reductions to efficiencies, including those related to labour and fuel and any additional capital being required related to bringing the Company’s projects to commercial production, supply chain disruptions, increases to insurance premiums, regulatory changes, political or economic instabilities, civil unrest and the availability of industry experts and personnel.

The spread of COVID-19 has adversely affected and may have further adverse effects on the Company’s performance, as well as its ability to successfully execute its operations, business strategies and initiatives. The full extent to which COVID-19 impacts the Company’s business, operations, financial position, results of operations and prospects is highly uncertain and will depend on numerous evolving factors that the Company may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, including any economic recession resulting from the pandemic, the availability of approved vaccines and the timing for completion of vaccine distribution programs around the globe, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to COVID-19 are expected to continue to pose risks to the Company’s business for the foreseeable future, heighten many of the other risks and uncertainties identified in this AIF, and could have a material adverse impact on the Company’s business, operations, financial position, results of operations or prospects in a manner that is difficult to predict.

Co-Ownership Risks

The Company holds a 49% interest in the Cauchari-Olaroz Project, which it co-owns with Ganfeng who holds a 51% interest. This arrangement is subject to the risks normally associated with the conduct of joint ownership structures. These include the following:  disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.  The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in the Cauchari-Olaroz Project, Minera Exar, the operating company for the Cauchari-Olaroz Project, and other subsidiaries through which the Company holds and funds its interest in the project.  This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

Lithium Americas – AIF	63

As a result of closing the 2020 Cauchari Transaction, the Company holds a 49% minority interest in the Cauchari-Olaroz Project. Although the Company reached an agreement with Ganfeng for fulsome minority protections under the Amended Shareholders Agreement such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could materially adversely affect the Company.  In addition, the Company’s ownership interest and rights concerning the Cauchari-Olaroz Project will be further affected upon the exercise by JEMSE of its right to acquire an 8.5% interest in the project pursuant to the JEMSE Option Agreement. Such exercise will increase the potential risks relating to the co-ownership arrangement on the Cauchari-Olaroz Project.

The Company is investigating a potential partnership for its Thacker Pass Project. To the extent that the Company completes any such partnership transaction, the arrangements with that partner will also be subject to all of the risks relating to joint ownership arrangements, similar to those set out above regarding the Cauchari-Olaroz Project.

Lithium Market Growth Uncertainty

The development of lithium operations at the Cauchari-Olaroz Project and the Thacker Pass Project is highly dependent upon the current demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

Permitting Risks

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate have the potential to materially adversely affect the Company. There can be no certainty that all necessary licenses and permits required to carry out exploration or mining at the Cauchari-Olaroz Project and Thacker Pass Project will be obtained as currently projected, or as development plans for the projects evolve. The process for permitting applications is often complex and time‐consuming, requiring a significant amount of time and other resources. The duration and success of efforts to obtain permits are contingent upon many variables outside of the Company’s control.  The Company has been issued permits in Argentina to construct and operate the Cauchari-Olaroz Project at a production level of 40,000 tpa of battery-quality lithium carbonate.  Further, the Province of Jujuy granted the necessary permits for water use connected to development activities.  Any further amendments to the mine plan or increases in production would need to be approved by regulatory authorities in Argentina. There is no certainty that any future permitting changes will be approved.

Permitting for the Thacker Pass Project remains in progress.  The Company achieved a key milestone with the issuance of a record of decision by the BLM in January 2021, representing the BLM’s final decision to approve the MPO for the project and the final material permit for the

Lithium Americas – AIF	64

Thacker Pass Project at a national level.  Project cultural mitigation plan and dam safety permit applications have also been approved to date. However, certain key state permits are still required for the Thacker Pass Project to proceed. These include air quality, water pollution control, reclamation and appropriation of water permits. Applications have been submitted and decisions for the bulk of the rights and approvals are expected from regulatory authorities later in 2021. However, there can be no assurance that all necessary approvals and permits will be obtained for either of the Company’s projects, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate. In addition, most major permitting authorizations are subject to appeals or administrative protests, resulting in the potential for litigation that could give rise to administrative reconsiderations or reversals of permitting decisions. Appeals and similar litigation processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and have a material adverse effect on its business.

Lands involving the Thacker Pass Project are currently governed by the 2015 BLM Winnemucca District Resource Management Plan and the 2015 BLM Approved Resource Management Plan for Nevada and north-eastern California.  That plan requires analysis of and compensation for impacts to identified habitat for the Greater Sage-grouse, which the BLM considers to be a special status species for which it is taking habitat conservation steps. The State of Nevada has adopted a regulatory requirement similar to the 2015 BLM Approved Resource Management Plan.

The Company anticipates that it will be required by the BLM to implement mitigation measures for sage-grouse habitat in connection with its development of the Thacker Pass Project. The Company understands that the BLM can impose conditions on access, project design and periods of use where needed to limit impacts to sage-grouse habitat.  There is a risk that development of the project may be subject to time delays, restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Thacker Pass Project. The Company is currently working with the State of Nevada’s Sagebrush Ecosystem Program to quantify the Greater Sage-grouse habitat function and develop a program for compliance.

Novel Deposit Risk

To the Company’s knowledge, lithium-based products have never been commercially produced to scale from a sedimentary deposit. While the Company’s mine plan and costs are based on metallurgical tests that include a pilot plant, and other known industry processes and equipment, the processes contemplated by the Company for production of lithium carbonate and/or lithium hydroxide at the Thacker Pass Project have not yet been demonstrated at commercial scale. There is a risk that when increased to scale, efficiencies of recovery and throughout capacity may not be met, that the Company may be unable to demonstrate production to scale, or that scaled production may not be cost effective. This could have a material adverse effect on the development of the Thacker Pass Project.

Pit Slope Design Risk

There is a risk that the geotechnical data that supports the pit slope designs for the Thacker Pass mine are not representative of the material that will be holding up the pit walls. Changes to the pits slope designs to adjust to local rock conditions may impact the mine plan and costs, which has the potential to impact costs associated with proposed operations for the Thacker Pass Project.  This in turn could have an adverse effect on our expected results of operations and profitability.

Lithium Americas – AIF	65

Transloading Facility Risk

The Thacker Pass Project requires a rail-to-truck transloading facility to facilitate the transport of molten sulfur and other reagents to the project site. The Company has assessed numerous potential locations for a transloading facility, and is working with potential third party operators to establish an operating agreement and secure a site for the transloading facility.  There is a risk that the Company will be unable to reach an agreement with a third party operator, or will be unable to secure a location for this facility at all or in a preferred location or that a site may not be secured at a reasonable cost.

Project Management Risks

The Company is concurrently overseeing the advancement of two major lithium projects, including the Company’s wholly owned Thacker Pass Project that is in the development planning stage and Minera Exar’s Cauchari-Olaroz Project, which is in the midst of development and that the Company’s management oversees through its participation on the Minera Exar Shareholders Committee. This requires the dedication of considerable time and resources by the Company and its management team  In parallel, progress continues to be made to develop the Thacker Pass Project, including permitting and the preparation of a feasibility study. The advancement of two major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Project Funding Risk

The Company wholly-owns a mineral property in the United States. The Company also has property interests in Argentina, through its co-ownership interest in Minera Exar, exposing it to the laws governing the mining industry in those countries. The co-ownership arrangement for the Cauchari-Olaroz Project is with Ganfeng, exposing it to the laws, regulations, policies and other directives governing investments, capital lending and other financial activities by Chinese entities. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Cauchari-Olaroz, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the Company’s interest in its properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties, including the financial results therefrom.

There is a general trend towards increasing restrictions on capital outflows from China, including restrictions that impact companies such as Ganfeng.  Any restrictions on capital outflows from China could negatively impact the Minera Exar’s ability to obtain capital funding from Ganfeng, which is necessary to support the advancement of the Cauchari-Olaroz Project.  The Company and Ganfeng completed the 2020 Cauchari Transaction, in part, to facilitate timely and orderly capital funding for the project; however, if Ganfeng is otherwise restricted from moving capital from China, this could have a material adverse effect on the parties’ ability to continue to fund the project’s development and meet expected development timelines.

Lithium Americas – AIF	66

Emerging Market Risks

The Company’s 49% interest in Minera Exar exposes it to risks associated with operating in an emerging market such as Argentina. Investments in emerging markets generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s 49% interest in Minera Exar exposes  it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.  As an example, in May 2012, a previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company.  There can be no assurance that further nationalizations of private businesses operating in the country will not occur. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s development and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety.  Such risks are more acute with the election of President Alberto Fernandez in 2019.  In September 2019, the government of Argentina introduced a series of capital controls and foreign exchange regulations.  To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate.  Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time.  Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses.  Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on the Company’s properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials

Lithium Americas – AIF	67

remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations, business, which could impact its financial condition, results of operations and future prospects. The Company’s value and share price could also be adversely affected by illegal activities by others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

No History of Mining Operations

The Company is in the process of completing its first resource development project, and has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization.  As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a proven history.

Risks of New Development and Mining Operations

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Risks of Cost Estimations and Negative Operating Cash Flows

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a

Lithium Americas – AIF	68

variety of reasons, including, but not limited to: lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns, lower than expected realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

Operating Risks

The Company’s operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nevertheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, drought, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes, industrial accidents and explosions, protests and other security issues, and the inability to obtain adequate machinery, equipment or labour due to shortages, strikes or public health issues, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production at the Cauchari-Olaroz Project. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume or grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz Project and Thacker Pass Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. LAC believes

Lithium Americas – AIF	69

the current provincial government of Jujuy Province, where the Cauchari-Olaroz Project is situated, is supportive of the exploration and mining industry generally, and the Cauchari-Olaroz Project in particular. The Company and JEMSE, the Jujuy government’s mining Company, have entered into the JEMSE Option Agreement, whereby JEMSE will receive an 8.5% equity interest in Minera Exar and is to pay for this interest from dividends from future profits from operations. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

Environmental Risks and Regulations

The Company must comply with stringent environmental regulation in the United States and Argentina.  Such regulations relate to many aspects of the Company’s project operations, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz Project and the Thacker Pass Project.

Tailings are a potential environmental risk for the Company as it moves toward production. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks associated with them. Given the locations of the properties under development, which are in arid, generally flat, and less populated regions of Nevada and Argentina, and the design of the mine plans and processes to manage waste and water for the Thacker Pass Project and the Cauchari-Olaroz Project, the Company believes that many of the risks associated with tailings management will be mitigated for the projects. At the Cauchari-Olaroz Project, the tailings consist of salt harvested from the evaporation ponds, and process facility. These salts are dry from the harvesting process and the plant process. Tailings generated at the Cauchari-Olaroz Project and the Thacker Pass Project will be filtered and dry-stacked, which generally has fewer risks and environmental impacts than other tailings management methods.  Nevertheless, risks associated with tailings cannot be completely eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures, a weather event exceeding the capacities of water diversion and water impoundment structures, and the failure of the dry-stack impoundments, will continue to exist. The occurrence of any of these events could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, investigations

Lithium Americas – AIF	70

by regulatory authorities, and have a material adverse effect on the Company’s planned operations and financial condition.

The Company has completed previous mining for small amounts of clay on a portion of the lands comprising the Thacker Pass property in connection with its former organoclay business, which had an environmental impact on the property. Although the Company has completed reclamation work on the property to address such environmental impacts, there can be no assurance that additional environmental liability will not arise in the future.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued to insurers for reasons not solely within the Company’s control.  The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure Risk

The U.S. Mining Act governs the Company’s ability to develop, mine and process the minerals on the unpatented mining claims that form the Thacker Pass Project which are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies and qualified service providers, particularly in Argentina where mining personnel are in high demand and short supply. If qualified expertise cannot be sourced and at cost effective rates within Argentina, the Company may need

Lithium Americas – AIF	71

to procure those services outside of Argentina, which could result in additional delays and higher costs to obtain work permits, particularly during COVID-19.

As a result of such competition, the Company may be unable to maintain or acquire financing, personnel, technical or other resources, supplies or equipment on terms it considers acceptable to complete the development of its projects.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s reputation, operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in this AIF are estimates only.  Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes.  Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

Any estimates of Inferred Mineral Resources included in this AIF are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher category.

Project Opposition Risks

The Cauchari-Olaroz Project and the Thacker Pass Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects.  Substantial opposition to any of the Company’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Lithium Americas – AIF	72

Reservoir Management Risks for the Cauchari and Olaroz Salt Lakes

The salt lakes on which the Company’s Cauchari-Olaroz Project is situated, and other salt lakes at which the Company holds mining and exploration permits, are not subject to any general unitization or reservoir management rules.  Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour.

As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production. Minera Exar and Sales de Jujuy S.A. (a subsidiary of Orocobre Limited) have entered into a joint operating protocol for the Olaroz and Cauchari Salt Flats designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

Surface Access Risks

Minera Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of the Cauchari-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for construction and development of the Cauchari-Olaroz Project, with all communities in the exploitation area necessary for gas and water pipeline construction and easements.  Any non-adherence to the terms of such agreements by a contractual counter-party or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop the Cauchari-Olaroz Project.  For Thacker Pass, the inability to maintain or reach new surface access agreements with local communities could similarly have a material effect on project permitting. All of this has the potential to have a material effect on the projects, the Company’s operations and its financial prospects.

Risks related to our business and securities

Risk of Future Losses and Lack of Profitability

The Company’s ability to continue as a going concern is dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern may be dependent on raising additional funds from time to time.

Risks of Existing Debt Financing

The Company has two credit facilities in place, the Amended Credit Facility and the Limited Recourse Loan Facility. The agreements for the credit facilities contain certain financial, operating and reporting covenants that the Company is required to comply with. Many such covenants may increase the Company’s administrative, legal and financial costs, and require certain permissions

Lithium Americas – AIF	73

or make certain activities more difficult, time-consuming or costly to engage in. This could result in increased demands on systems, resources and personnel.

The failure of the Company to comply with restrictions and covenants under its existing debt agreements, which may be affected by events beyond the Company's control, could result in a default under such agreements, which could result in accelerated repayments of amounts owing thereunder. Any acceleration may not be repayable by the Company based on current cash available, and may require a refinancing by the Company, which may not be secured on commercially reasonable terms or terms that are acceptable to the Company, if at all. Such a refinancing could have a material adverse effect on the Company's financial condition.

The Company believes it is sufficiently capitalized from recent equity financings to service its debt obligations. However, the Company many need to secure additional funding in the future until such time as it begins generating revenues.  If the Company is unable to pay amounts owing as they become due, its lenders could proceed to realize upon against the Company’s assets used to secure the debt.  The Amended Credit Facility is secured against collateral of the Company. Any realization by the lenders thereunder of any or all of the security will have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and prospects and may result in a substantial reduction or elimination entirely of assets available for distribution to equity holders on a dissolution or wind-up of the Company.

The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it.

Indebtedness owing under the Amended Credit Facility and the Limited Recourse Loan Facility could have other significant consequences on the Company, including: (i) increasing the Company’s vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from planned operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company’s flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company’s ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

Thacker Pass Financing Risks

The Company has significant capital requirements associated with the development of its Thacker Pass Project, and will require additional financing to advance the project into construction as planned.  Such financing may take the form of a partnership or joint venture or a royalty for the Thacker Pass Project, any of which would mean that each existing shareholder would own a smaller percentage of the Thacker Pass Project. The Company may also pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options,

Lithium Americas – AIF	74

warrants or other convertible securities are issued, or result in additional or more onerous restrictions on the Company’s business, and substantial interest and capital payments if new debt financing is obtained.

The ability of the Company to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Intellectual Property Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company’s competitors could independently develop similar technology, processes or know- how; that the Company’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights.  The inability to protect the Company’s intellectual property could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks of Relying on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

Risk of No Dividends

The Company has not paid dividends on its Common Shares since incorporation, and currently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass Project or the Cauchari-Olaroz Project is successfully developed, the Company anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Key Personnel Risk

The success of the Company depends and will continue to depend largely upon the performance of its key officers, employees and consultants. Any inability to retain key individuals, or to attract new key individuals who are qualified and to retain them, could have a material adverse effect

Lithium Americas – AIF	75

upon the Company’s business. The Company has not purchased any “key-man” insurance for any of its directors, officers or key employees and has no plans to do so.

Currency Exchange Rate Risks

The Company transacts business primarily in U.S. dollars and Canadian dollars, and its 49%-owned Cauchari-Olaroz Project in Argentinean pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company.  The Company’s Thacker Pass Project is located in Nevada, and most costs related to project exploration and development are denominated in U.S. dollars. The Company’s 49%-owned Cauchari-Olaroz Project is located in Argentina, where certain costs are denominated in the Argentinean peso, and others in U.S. dollars.  The Argentinean peso has historically been subject to large devaluations and revaluations, and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results of operations, either positively or negatively.  An appreciation of the Argentinean peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive.  While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Risks of Legal Proceedings

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. The occurrence and outcome of any such legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  Defence and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company from time-to-time is subject to legal proceedings or the threat of legal proceedings, including proceedings that were recently commenced in Nevada during the 30-day appeal period for the ROD on the Thacker Pass Project. Please see “Description of the Business – Thacker Pass Project”  for further details. At this time, the Company is not involved in any litigation that is expected to have a material adverse effect on its business, projects or operations. Nevertheless, if any substantive claims were to arise in the future or the scope of existing claims were to be reassessed as to their materiality, and the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other adverse impacts against it that could have a material adverse effect on the Company’s business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Lithium Americas – AIF	76

Risks of Conflicts of Interest of Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies, which may give rise to conflicts of interest. In particular, Ganfeng is a significant shareholder of the Company, beneficially holding approximately 12.6% of the Company’s outstanding Common Shares. Ganfeng is also a lender to the Company under the Limited Recourse Loan Facility and a a co-owner of Minera Exar and Exar Capital. For as long as Ganfeng directly or indirectly holds a significant interest in the Company, Ganfeng may, on its own and through its nominee on the Board, be in a position to affect the Company’s operations and direction.  In addition, Ganfeng may have significant influence over the passage of any shareholder resolutions (for example, as would be required to amend the Company’s constating documents or take certain other corporate actions) and the Company’s Board.

Pursuant to the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose such interest and generally abstain from voting on any resolution to approve such contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the corporation. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee.  Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company and its future prospects.

Share Price Risks

The market price of the stock of a publicly traded Company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include: the general condition of markets for resource stocks and particularly for stocks of lithium exploration and development companies; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; and the breadth of the public markets for the stock.  As such, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

Risks of Enforcing U.S. Judgments

The Company is a Canadian company, organized under the laws of British Columbia and headquartered in the province. A majority of the Company’s directors, officers and experts named in this AIF are not citizens or residents of the United States. In addition, a substantial part of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against the Company and its directors and officers and the experts named in this AIF, which is obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws, or (ii) bring in courts outside the United States an original action against the Company and its directors and officers and the experts named in this AIF to enforce liabilities based upon such U.S. securities laws.

Lithium Americas – AIF	77

Cyber Security Risks

Threats to information technology systems associated with cyber security risks and cyber incidents or attacks continue to grow, particularly as a result of remote work during the COVID-19 pandemic. The level of sophistication of such attacks has also increased. It is possible that the business, financial and other systems of the Company could be compromised, which could go unnoticed for some time.  Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs to prevent, respond to or mitigate cyber security incidents. The Company has engaged a consultant to evaluate its systems, and develop a response plan; however, the occurrence of a cyber security incident could have a material adverse effect on the Company’s business and result in a prolonged disruption to it.

Risks of Loss of Foreign Private Issuer Status

As a “foreign private issuer”, as such term is defined under the U.S. Exchange Act, the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs.  In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers.

Emerging Growth Company Status

The Company is an “emerging growth company” as defined in the JOBS Act. The Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer’ under the U.S. Exchange Act.

For so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional

Lithium Americas – AIF	78

information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Description of Capital Structure

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, 119,424,435 Common Shares are issued and outstanding.  All rights and restrictions in respect of the Common Shares of the Company are set out in the Company’s notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company’s articles provides that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Dividends and Distributions

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends. See also “General Development of the Business.”

Lithium Americas – AIF	79

Market for Securities

Market

The Common Shares of the Company are traded in Canada on the TSX and in the United States on the NYSE. The closing price of the Company’s Common Shares on the TSX on March 1, 2021 was $24.04, and on the NYSE was US$18.99.

Trading Price and Volume

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:

Month	High $	Low $	Volume
January 2020	5.77	4.12	4,246,892
February 2020	8.00	5.00	12,299,637
March 2020	6.16	2.90	8,279,713
April 2020	4.95	3.47	4,274,968
May 2020	5.85	4.15	3,889,673
June 2020	7.20	5.31	6,897,634
July 2020	9.30	6.62	5,231,374
August 2020	12.00	8.30	7,603,072
September 2020	17.18	8.80	17,810,745
October 2020	22.47	15.16	13,690,903
November 2020	16.21	12.28	14,411,978
December 2020	16.66	11.40	15,064,195

Lithium Americas – AIF	80

Directors and Officers

Name and Occupation

The name, province or state and country of residence, position with the Company and principal occupation within the five preceding years for each of the directors and executive officers of the Company are set out in the following table:

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since(2)
DIRECTORS:
George Ireland Massachusetts, USA Non-Executive Chairman and Director	Founder, Chief Investment Officer and CEO of Geologic Resources Partners LLP (investment fund) since 2004.	Nov 2015
Wang Xiaoshen Shanghai, China Director	Vice-Chairman and Executive Vice President of Ganfeng (resource development company) since 2006.	June 2017
Fabiana Chubbs British Columbia, Canada Director	Financial management consultant and Corporate director since June 2019; Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018.	June 2019
Yuan Gao Colorado, USA Director

Vice-Chairman of the Board, Pulead Technology (technology company) since September 2019; former President & CEO, Pulead Technology from May 2014 to September 2019; former Vice President at Molycorp (USA) (resource development company); prior to that, former Global Marketing Director and Technology Manager, and held other management positions at FMC Corporation (USA) (chemical manufacturer).

Oct 2019
Franco Mignacco Jujuy, Argentina Director	President of Minera Exar since June 2013; Vice President of Los Boros S.A. (construction and property development company) since July 2015; Vice Chairman of Former LAC from June 2013 to July 2015.	Sep 2015
Gabriel Rubacha Buenos Aires, Argentina Director

Consultant to the Company since February 2021; President of South American Operations of the Company from May 2017 to February 2021; Commercial Director of Techint Engineering & Construction (engineering and development company) from 2016 to April 2017; Managing Director of Southern Cone, Techint Engineering & Construction from 2012 to 2016.

March 2016

Lithium Americas – AIF	81

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since(2)
OFFICERS:
Jonathan Evans Georgia, USA Director and Chief Executive Officer and President

President and CEO of the Company, May 2019 to present; President and COO of the Company, August, 2018 to May 2019; Chief Operating Officer of DiversiTech Corporation (technology company) March 2016 to August, 2018; EVP Global Operations/Supply Chain of Arysta LifeScience (biotech company) from June 2013 to March 2016 and Interim CEO from July 2015 to February 2016; Vice President and General Manager CE Minerals of Imerys SA (resource development company) from January to June 2013; Vice President and General Manager of the Lithium Division of FMC Corporation (resource development company) from August 2008 to January 2013.

June 2017
John Kanellitsas Idaho, USA Director and Executive Vice Chairman

Vice Chairman of the Company, November 2015 to present; President of the Company, March 2016 to August 2018; Interim CEO of Former LAC from June 2013 to June 2014; CEO of Former LAC from June 2014 to September 2015; Chief Operating Officer and Chief Compliance Officer of Geologic Resource Partners LLC (investment fund) from June 2004 to January 2015.

Sep 2015
Alexi Zawadzki British Columbia, Canada President of North American Operations

President of North American Operations of the Company from August 2017 to present; VP Programs Development of Lithium Nevada from August 2016 to August 2017; VP Business Development of Pure Energy Minerals from October 2014 to June 2016; VP Business Development of Veresen Inc. from 2010 to Oct 2013.

N/A
Eduard Epshtein British Columbia, Canada Chief Financial Officer	CFO of the Company since May 2008.	N/A
Rene LeBlanc Georgia, USA Chief Technical Officer

Chief Technical Officer of the Company since August 2018; Senior Process Development Manager for Lithium Nevada from June 2017 to August 2018; Staff Process Development Engineer for Tesla Motors from January 2016 to June 2017; Senior Process Development Engineer for FMC Corporation, Lithium Division from March 2011 to January 2016

N/A

Lithium Americas – AIF	82

Name, Province or State and Country of Residence and Position with the Company(1)	Principal Occupation or Employment for the Last Five Years(1)	Director Since(2)
Ignacio Celorrio Buenos Aires, Argentina President, Latin America

President, Latin America of the Company since February 2021, and prior to that Executive Vice President, International Affairs from October 2019 to January 2021; Partner at Quevedo Abogados (2015-2018). Partner at Alfaro Abogados (2018-2020). Board Member of CAEM (Cámara Argentina de Empresarios Mineros –Argentine Chamber of Mining Entrepreneurs) (until 2016). President of the Argentine Uranium Exploration Companies Association (until 2015).  Vice-president of the Australian-Argentine Industry and Commercial Chamber. Chair in Administrative Law at the Universidad del Museo Social Argentino.

N/A
Alec Meikle British Columbia, Canada Vice President, Corporate Development	Vice President, Corporate Development of the Company since October 2016; Institutional equity research analyst at Cormark Securities from 2013 to 2016. Joined the Company in 2016.	N/A
Alex Shulga British Columbia, Canada Vice President, Finance

Vice President, Finance of the Company since April 2019; Director of Treasury and Administration of the Company from January 2018 to March 2019; Senior Manager Assurance at PwC from September 2012 to January 2018.

N/A
Jenna Virk British Columbia, Canada Corporate Secretary and Director, Legal Affairs

Director, Legal Affairs of the Company since March 2020 and Corporate Secretary since May 2020; Senior Legal Counsel, Capital Markets Regulation with the British Columbia Securities Commission (provincial securities regulator) from January 2019 to March 2020; legal consultant from July to December 2018; Legal Counsel at Qtrade Canada Inc. (now Aviso Wealth Inc.) (a full-service financial services firm) from July 2017 to June 2018; VP, Legal and Corporate Secretary of Columbus Gold Corp. (now Orea Mining Corp.) (TSX: OREA) from June 2015 to June 2017.  Lawyer called to the Bar of British Columbia since 2007, and practising in private practice from 2007 to June 2015.

N/A

Notes:

(1)	The information as to province or state and country of residence and principal occupation has been furnished by the respective directors and executive officers individually.
(2)

Appointments relate to LAC only and do not cover directors who served on Former LAC that combined with, and became a subsidiary of, LAC in September 2015. Certain of the current directors of LAC served as directors of Former LAC prior to September 2015.

Each director’s term of office expires at the next annual general meeting of the Company.

Shareholdings of Directors and Officers

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 26,111,574 Common Shares representing approximately 21.9% of the issued and outstanding Common

Lithium Americas – AIF	83

Shares (including Common Shares held by Ganfeng and Geologic Resources Partners LLP), and held options to acquire 5,224,483 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Committees of the Board

The Board reconstituted its standing committees as of May 7, 2020, establishing three standing committees whose members are as follows:

Board Committee	Committee Members	Status
Audit and Risk Committee	Fabiana Chubbs (Chair) George Ireland Yuan Gao	Independent Independent Independent
Nominating, Governance, Compensation and Leadership Development Committee	Yuan Gao (Chair) Fabiana Chubbs (Co-Chair) Xiaoshen Wang	Independent Independent Independent
Health, Safety and Environmental Committee	Xiaoshen Wang (Chair) George Ireland Yuan Gao	Independent Independent Independent

Lithium Americas – AIF	84

In addition, an ad hoc committee was formed in 2020 with respect to the 2020 Cauchari Transaction. The ad hoc committee completed its work on or about the time of closing the 2020 Cauchari Transaction in August 2020.

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with the BCBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on SEDAR at www.sedar.com and on the Company’s website at https://www.lithiumamericas.com/.

Audit AND RISK Committee Information

Audit and Risk Committee Charter

The charter of the Audit and Risk Committee is attached as Schedule “B” to this AIF.

Composition of the Audit and Risk Committee and Independence

The Company’s Audit and Risk Committee consists of Fabiana Chubbs (chair), George Ireland and Yuan Gao.  NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit and Risk Committee are “independent” directors.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company has determined that all of the members of the Audit and Risk Committee are “financially literate”.

Based on their business and educational experiences, each Audit and Risk Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to

Lithium Americas – AIF	85

assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. A majority of the members of the Audit and Risk Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility. In the course of these duties, such members have gained a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience analyzing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Fabiana Chubbs

Ms. Chubbs is a Chartered Professional Accountant and a graduate of the University of Buenos Aires, holding degrees in Certified Public Accounting and a Bachelor of Business Administration.

Ms. Chubbs was the CFO of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado in 2007 and led the Treasury and Risk Management functions before her promotion to the CFO position.  Prior to Eldorado, she was a Senior Manager with PwC Canada where she spent ten years specializing in auditing public mining and technology companies.  Ms. Chubbs started her career in her native Argentina, where she divided her experience between tenures with PwC Argentina and IBM.

George Ireland

Mr. Ireland graduated from the University of Michigan with a Bachelor of Science degree from the School of Natural Resources, and is a Fellow in the Society of Economic Geologists.

Mr. Ireland has over thirty-five years of experience in the mining and metals industry in positions ranging from field geologist to banking and venture capital.  He founded Geologic Resource Partners LLP in 2004 and serves as the Chief Investment Officer and CEO.  Prior to that, from 2000 to 2004 he was the General Partner of Ring Partners, LP, a predecessor investment partnership to Geologic Resource Partners. From 1993 to 2000, Mr. Ireland was an analyst for and a partner in Knott Partners LP where he specialized in resource investing. Prior to 1993, Mr. Ireland held a variety of positions at Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Yuan Gao

Dr. Gao is a graduate of the University of British Columbia holding a Ph.D. in physics.

Dr. Gao has extensive management-level experience, including serving as President and CEO of Pulead Technology from 2014 to 2019; Vice President at Molycorp from 2010 to 2014; and, prior to that in various positions with FMC Corporation, including Global Marketing Director and Technology Manager.  Dr. Gao currently serves as a director and Vice Chairman of the Board of Directors of Pulead Technology.

Lithium Americas – AIF	86

Audit and Risk Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit and Risk Committee has not made any recommendations to nominate or compensate an external auditor that were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member) or section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in subsection 3.3(2) (Controlled Companies), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or the exemption in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit and Risk Committee Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor, subject to the Chair reporting the pre-approval(s) to the Audit and Risk Committee at the Committee’s meeting subsequent to said approval(s).

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiaries by PwC for services rendered during the years ended December 31, 2020 and 2019:

	2020	2019
Audit fees(1)	$239,795	$217,000
Audit-related fees(2)	$81,000	-
Tax fees(3)	$99,843	$183,358
All other fees(4)	$9,000	$9,000
Total	$429,637	$409,358

Notes:

(1)	The aggregate audit fees billed by the Company’s auditor.
(2)

Audit-Related Fees refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under Audit Fees.

(3)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(4)	All other fees represent fees for an audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.

Lithium Americas – AIF	87

Legal Proceedings and Regulatory Actions

Other than as set out below, the Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which would have a material adverse effect on the Company.  Management of the Company is not aware of any material legal proceedings to which the Company may be a party, which are contemplated by governmental authorities or otherwise except as set out below.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any associate or affiliate of any such person, in any transaction within the Company’s three most recently completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company, its subsidiaries or co-ownership interests, except for those described below.

On March 28, 2016, Minera Exar entered into the Los Boros Option Agreement with Los Boros, a company controlled by the family of Franco Mignacco, Director of the Company and President of Minera Exar, and of which Franco Mignacco is Vice-President, for the transfer of title to Minera Exar of certain mining properties that comprised a portion of the Cauchari-Olaroz Project. Please see “Description of the Business – Cauchari-Olaroz Project” for further details.

In August 2018, the Company entered into agreements to implement the Ganfeng-SQM Transactions, which were completed in October 2018. In connection therewith, among other things, the Company and Ganfeng became partners in the Cauchari-Olaroz Project, with the Company holding a 62.5% interest, and Ganfeng holding the remaining 37.5% interest. For further information, please see “General Development of the Business – Recent Developments – Cauchari-Olaroz Project”.

In April 2019, the Company entered into the Project Investment whereby Ganfeng, through its wholly-owned subsidiary, GHC, agreed to subscribe for newly issued shares of Minera Exar for cash consideration of approximately US$160 million.  In August 2019, the Company closed the Project Investment.  As a result, Ganfeng and LAC each held a 50% interest in Minera Exar, subject to the rights of JEMSE to acquire an 8.5% interest in Minera Exar.  The parties also amended the Shareholders Agreement to include the provision of equal representation on the Minera Exar board of directors and management committee governing the Cauchari-Olaroz Project.  Minera Exar also repaid LAC US$8 million of outstanding loans (plus any accrued interest). For further information, please see “Material Contracts – Project Investment”.

In February 2020, the Company and Ganfeng entered into the 2020 Cauchari Transaction, which closed in August 2020. In connection with closing, Ganfeng subscribed for newly issued shares of Minera for cash consideration of US$16 million. As a result, the Ganfeng owns a 51% interest and Lithium Americas owns a 49% interest in Minera Exar and the Cauchari-Olaroz Project. The Company and Ganfeng also restructured Exar Capital to reflect the 51%/49% ownership interests of the parties in Minera Exar, which included the provision by Ganfeng of a non-interest bearing loan of US$40 million to Exar Capital repayable in 2029 (with an option to extend repayment of the loan for an additional one-year period). Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to the Company. The Company also entered into the Amended Shareholders Agreement with Ganfeng, and amended and restated offtake

Lithium Americas – AIF	88

agreements with each of Ganfeng and BCP Innovation Pte. Ltd., with the amendments reflecting the updated ownership structure of Minera Exar and related matters. For further information, please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction”.

Transfer Agents and Registrars

The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at its principal offices in Vancouver, British Columbia.

Material Contracts

The following are the only material contracts, other than contracts entered into in the ordinary course of business, entered into by the Company during its most recently completed financial year or previous to it that are still in effect.

Amended Credit Facility

On July 14, 2017 the Company (as borrower) and 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors), Ganfeng and Bangchak (as Lenders), BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. Collateral Agent for the Lenders) entered into the Amended Credit Facility.  Under the Amended Credit Facility, Ganfeng agreed to lend the Company US$125 million and Bangchak agreed to lend the Company US$80 million to fund a portion of the Company’s share of the construction costs for the Cauchari-Olaroz Project. The credit facility has a six-year term from August 8, 2018, and bears interest on the principal amount drawn at a rate of 8.0% for the first three years, 8.5% for the fourth year, 9.0% for the fifth year, and 9.5% for the sixth year. As of December 31, 2020, the Company had drawn $95.8 million on the credit facility.

As security for the indebtedness, LAC granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Limited Recourse Loan Facility

On October 30, 2018, the Company (as borrower) and Ganfeng (as lender) entered into the Limited Recourse Loan Facility, pursuant to which Ganfeng agreed to lend US$100 million to the Company. The Limited Recourse Loan Facility is unsecured, subordinated to the senior credit facilities, and to be repaid from the proceeds of 50% of the Company’s share of future distributions from the Cauchari-Olaroz Project. Draws may be made under the Limited Recourse Loan Facility until December 31, 2025, and the Company has the right to prepay the Limited Recourse Loan Facility without penalty at any time. The Limited Recourse Loan Facility bears interest at a rate equal to the 6-month LIBOR + 5.5% per annum, subject to a maximum of 10% per annum. Interest is payable annually from 50% of the distributions paid directly and indirectly by Minera Exar to the Company, subject to compliance with the Company’s senior credit facilities and to receipt of distributions from Minera Exar.  As of December 31, 2020, the Company had drawn $75.3 million on the loan facility.

Amended Shareholders Agreement

On October 25, 2018, the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital entered into the Shareholders Agreement to govern the Company’s and Ganfeng’s

Lithium Americas – AIF	89

interests in Minera Exar and Exar Capital and the funding and development of the Cauchari-Olaroz Project.  The Shareholders Agreement was amended in 2019 for the Project Investment, and amended and restated in August 2020 for the 2020 Cauchari Transaction.

The Amended Shareholders Agreement entered into on August 27, 2020 by the Company, 2265866 Ontario Inc. and Ganfeng generally provides for the following:

▪	the parties’ respective rights regarding ownership interests in Minera Exar and Exar Capital;
▪	requirements for funding and development of the Cauchari-Olaroz Project;
▪	the formation of a Shareholder Committee to direct the business and affairs of Minera Exar, comprised of three representatives of Ganfeng and two representatives from the Company;
▪

the composition of the board of directors of Minera Exar, being two representatives of Ganfeng and one representative of the Company, subject to adjustment for any exercise by JEMSE of its right to acquire an 8.5% interest in Minera Exar;

▪	the composition of the board of directors of Exar Capital, being two representatives of Ganfeng and one representative of the Company;
▪

an 80% approval threshold for the Minera Exar Shareholders Committee to approve a number of material corporate actions, thereby providing protection to the Company as a minority shareholder in Minera Exar, such approvals of material corporate actions including but not limited to the following: (i) programs and budgets, and changes thereto or to contributions required to be made by the parties; (ii) issuances of securities or restructuring transactions involving Minera Exar and Exar Capital; (iii) any sale, transfer or other disposition of an ownership interest in Minera Exar or Exar Capital; (iv) changes to the composition of the Shareholder Committee or the board of directors of Minera Exar or Exar Capital; (v) material changes to terms contemplated by the agreement with JEMSE; (vi) any change to development activities that would materially delay the expected timeline for the Cauchari-Olaroz Project to reach commercial production; and (vii) debt or guarantees above certain thresholds; and

▪	the obligation of each party to purchase its pro rata share of production from the Cauchari-Olaroz Project.

Please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction” for further details regarding the 2020 Cauchari Transaction

2019 Project Investment

On April 1, 2019, the Company entered into the 2019 Project Investment whereby Ganfeng agreed to subscribe for newly issued shares of Minera Exar for cash consideration of approximately US$160 million, resulting in joint ownership of Minera Exar by the Company and Ganfeng on a 50/50 basis. The Shareholders Agreement was amended to reflect such joint ownership interest, including the provision of equal representation on the Minera Exar board of directors and management committee governing the Cauchari-Olaroz Project, and providing for the repayment to the Company of US$8 million of outstanding loans (plus accrued interest). In connection with the closing of the Project Investment, LAC also executed an amended and restated off-take agreement with Bangchak whereby, in consideration for Bangchak’s consent to the Project Investment, upon the Company approving an expansion of production capacity of the Cauchari-Olaroz Project from 25,000 tpa to 40,000 tpa, the Company would grant to Bangchak

Lithium Americas – AIF	90

incremental off-take rights to acquire up to an additional 3,500 tpa of lithium carbonate for an aggregate maximum of 6,000 tpa of lithium carbonate (including prior offtake rights) at market prices.  Bangchak also agreed to provide up to US$50 million of additional debt financing (subject to the consent of Ganfeng) on substantially the same terms as the Bangchak Investment Agreement, however, with the proceeds of such financing available for a broader purpose.

2020 Cauchari Transaction

On February 7, 2020, the Company entered into an agreement with 2265866 Ontario Inc., Ganfeng and Exar Capital for the 2020 Cauchari Transaction, whereby Ganfeng agreed to subscribe for newly issued shares of Minera Exar for cash consideration of US$16 million. As part of the transaction, Ganfeng provided a non-interest bearing loan of US$40 million to Exar Capital. Proceeds of the loan were used on closing to repay intercompany loans totalling US$40 million owed to LAC.  The 2020 Cauchari Transaction closed in August 2020, resulting in a change to the ownership of Minera Exar and Exar Capital to 51% held by Ganfeng and 49% held by the Company, from the previous joint 50/50 ownership arrangement. At the time of closing the 2020 Cauchari Transaction, amendments to existing offtake agreements between the Company and each of Ganfeng and BCP were entered into to reflect the new 49% ownership interest of the Company and 51% ownership interest of Ganfeng, and their proportionate production entitlements.

Please see “Description of the Business – Overview of Mineral Projects – Cauchari-Olaroz Project – 2020 Cauchari Transaction” for further details regarding the 2020 Cauchari Transaction.

ATM Open Market Sale Agreement

The Company entered into an open market sale agreement dated October 20, 2020 in respect of its at-the-market (ATM) equity program of US$100 million with Jefferies LLC, in its capacity as lead U.S. agent, National Bank Financial Inc. in its capacity as lead Canadian Agent, and Jefferies Securities, Inc., National Bank of Canada Financial Inc., Stifel, Nicolaus & Company, Incorporated, Stifel Nicolaus Canada Inc., Cormark Securities (USA) Ltd., Cormark Securities Inc., BMO Capital Markets Corp., BMO Nesbitt Burns Inc., Canaccord Genuity LLC and Canaccord Genuity Corp. Pursuant to the agreement, the Company agreed to pay the agents a cash commission of up to 3.0% of the aggregate gross proceeds raised. The ATM program was completed in full on November 30, 2020, with the Company issuing an aggregate of  9,266,587 Common Shares to the public from time-to-time during the course of the program.

Underwriting Agreement

On January 20, 2021, the Company entered into an underwriting agreement in respect of an underwritten public offering of US$400 million, including an over-allotment option of US$50 million, with Canaccord Genuity LLC, as lead underwriter, and Deutsche Bank Securities Inc., Evercore Group L.L.C., Stifel, Nicolaus & Company, Incorporated, National Bank Financial Inc. and Cormark Securities Inc.  Except as contemplated by the underwriting agreement, the Company has agreed that it will not for a period of 90 days following the closing date, without the prior written consent of the lead underwriter (not to be unreasonably withheld), directly or indirectly issue, negotiate, announce or agree to sell or issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares of the Company, other than issuances (i) as contemplated in the underwriting agreement; (ii) pursuant to the grant of convertible awards in the normal course pursuant to the Company’s equity incentive plan or issuance of securities pursuant to the exercise or conversion, as the case may be, of

Lithium Americas – AIF	91

options or securities of the Company outstanding on the date of the underwriting agreement; or (iii) an issuance of options or securities in connection with a bona fide acquisition by the Company (subject to certain limitations contained in the underwriting agreement). The underwriters received a cash commission of 5.5% of the aggregate gross proceeds of the offering pursuant to the terms of the underwriting agreement. The underwritten public offering closed on January 22, 2021, with the Company issuing an aggregate of 18,181,818 Common Shares at a price of US$22.00 per share, including 2,272,727 Common Shares issued pursuant to the agent’s exercise of the over-allotment option.

Interests of Experts

Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat. and Marek Dworzanowski, C.Eng., Pr.Eng., prepared the Cauchari TR.

Reza Ehsani, P.Eng., Daniel Peldiak, P.Eng., and Rob Spiering, P.Eng., of WorleyParsons, Andrew Hutson, FAusIMM, BE (Mining), of Mining Plus Pty Ltd, Louis F. Fourie, P. Geo., Pri.Sci.Nat, of Terra Modelling Scenes Inc., John Young, B.Sc., SME-RM, of Great Basin Environmental Services LLC and Ken Armstrong, P.Eng., of Chemetics Inc., prepared the Thacker Pass TR.

All technical and scientific information contained in this AIF has been reviewed and approved by Rene LeBlanc, Chief Technical Officer of the Company, and a QP for the purposes of NI 43-101.

As at the date of this AIF, to the knowledge of the Company, Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford,  Pr.Sci.Nat., and Marek Dworzanowski, C.Eng., Pr.Eng., and Reza Ehsani, P.Eng., Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., Andrew Hutson, FAusIMM, BE (Mining), Louis F. Fourie, P. Geo., Pri.Sci.Nat, John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., collectively hold less than one percent of the outstanding securities of the Company or of any of the Company’s associates or affiliates.

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor’s report dated March 1, 2021 in respect of the Company’s consolidated financial statements as at December 31, 2020 and December 31, 2019 and for the years then ended. PwC has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.

Additional Information

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares of the Company and securities authorized for issuance under equity compensation plans  is contained in the management proxy circular for the most recent annual general meeting of the Company, which is available on SEDAR at www.sedar.com.

Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2020 and 2019 and the interim periods ending March 31, 2020, June 30, 2020 and September 30, 2020, which are available on SEDAR at www.sedar.com. Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Lithium Americas – AIF	92

Schedule “A”
DEFINITIONS

Definitions

The abbreviations set forth below have the following meanings in this AIF, or in documents incorporated by reference in this AIF:

“2012 PFS” means the technical report dated January 27, 2012 entitled “Preliminary Feasibility Study, Kings Valley Lithium Project, Humboldt County, Nevada”;

“2020 Cauchari Transaction” means the transactions between LAC and its subsidiaries and Ganfeng and its subsidiaries pursuant to which, on closing, Ganfeng increased its interest in Minera Exar to 51% and LAC decreased its interest to 49%;

“°C” means degrees Celsius;

“AIF” means Annual Information Form;

“ALS” means ALS Chemex Labs Ltd. and its affiliates;

“Amended Credit Facility” means the amended and restated credit and guarantee agreement dated July 14, 2017 between the Company (as borrower), 2265866 Ontario Inc., Lithium Nevada and KV Project LLC (as guarantors), Ganfeng and Bangchak (as lenders), BNY Trust Company of Canada (as the administrative agent for the lenders) and The Bank of New York Mellon (as the U.S. collateral agent for the lenders);

“Amended Shareholders Agreement” means the amended and restated Shareholders Agreement dated August 27, 2020 between the Company, 2265866 Ontario Inc. and Ganfeng;

“Argentina Principles” means the guidelines of the Camara Argentina of Empresarios Mineros that have adopted the Towards Sustainable Mining, a corporate social responsibility program developed by the Mining Association of Canada to improve environmental and social practice in the mining industry;

“Bangchak” means BCP Innovation PTE. Ltd.;

“Bangchak Investment Agreement” means the investment agreement entered into between LAC and Bangchak dated January 19, 2017, as subsequently amended;

“BCBCA” means the Business Corporations Act (British Columbia);

“BLM” means the U.S. Department of the Interior Bureau of Land Management;

“Board” means the board of directors of the Company;

“Cauchari Financing Transactions” means, collectively, the financings and related transactions and agreements contemplated by both the Bangchak Investment Agreement and the Ganfeng Investment Agreement;

“Cauchari-Olaroz Project” means the Company’s Cauchari-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina;

“Cauchari TR” means the technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” with an effective date of September 30, 2020;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Chevron” means Chevron Resources Company;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Definition Standards” means the CIM Definition Standards on Mineral Resources and Reserves;

“claims” when used in reference to claims in the United States, means unpatented mining claims granted pursuant to the U.S. Mining Act;

“Common Shares” means the common shares of the Company;

“Company” or “LAC” means Lithium Americas Corp., formerly Western Lithium USA Corporation and, as the context requires, its subsidiaries;

“COVID-19” means the COVID-19 novel coronavirus;

“EBITDA” means earnings before interest, taxes, depreciation and amortization;

“EIS” means the Environmental Impact Statement prepared for the Thacker Pass Project;

“Exar Capital” means Exar Capital, B.V., the Company’s 49%-owned investee incorporated under the laws of the Netherlands through which the Company and Ganfeng provide financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz Project;

“Former LAC” means Lithium Americas Corp. which company became a wholly owned subsidiary of the Company pursuant to the statutory plan of arrangement between the Company and Former LAC, which resulted in shareholders of Former LAC receiving Common Shares on the basis of 0.159 of a Common Share for each common share of Former LAC, which closed in September 2015;

“Ganfeng” means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiaries GFL International Co., Ltd. and Ganfeng Lithium Netherlands Co., B.V.;

“Ganfeng Investment Agreement” means the agreement entered into between LAC and Ganfeng dated January 17, 2017 and subsequently amended;

“Ganfeng Investor Rights Agreement” means the amended and restated investor rights agreement between LAC and Ganfeng dated July 14, 2017;

“Ganfeng-SQM Transactions” means the transactions pursuant to which, among other things, the Company and Ganfeng become co-owners in Minera Exar and the Cauchari-Olaroz Project;

“HSU” means hydrostratigraphic unit;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, a set of international accounting standards stating how particular types of transactions and other events should be reported in financial statements;

“Initial Feasibility Study” means an initial Mineral Reserve estimate and mine plan Former LAC completed on the Cauchari-Olaroz in 2012;

“IRR” means internal rate of return;

“JEMSE” means Jujuy Energia y Mineria Sociedad del Estado, the government of Jujuy’s mining investment company, involved in the development and regulations of mining projects in the Argentinean province of Jujuy;

“JEMSE Option Agreement” means the Share Acquisition Option Execution Agreement entered into by JEMSE, LAC and Ganfeng dated August 26, 2020 whereby JEMSE may acquire an 8.5% equity interest in the Cauchari-Olaroz Project in exchange for providing management services to develop the Cauchari-Olaroz Project;

“JOBS Act” means the United States Jumpstart Our Business Startups Act, as amended from time to time;

“km” means kilometre;

“km2” means square kilometre;

“kV” means kilovolt;

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium by 5.323;

“Leasing Act” means the Mineral Lands Leasing Act of 1920, USA, as amended;

“Li” means lithium;

“Limited Recourse Loan Facility” means the limited recourse loan facility dated October 30, 2018, between the Company (as borrower) and Ganfeng (as lender).

“Lithium Nevada” means Lithium Nevada Corporation, formerly Western Lithium Corporation, a wholly-owned subsidiary of the Company;

“Los Boros” means Grupo Minero Los Boros S.A.;

“Los Boros Option Agreement” means the option agreement between Minera Exar and Los Boros entered into on March 28, 2016;

“m” means metre;

“m3” means cubic metre;

“MD&A” means management discussion and analysis;

“mg/L” means milligrams per litre;

“Minera Exar” means Minera Exar S.A., the Company’s 49%-owned investee, which is incorporated under the laws of Argentina, through which the Company holds its interest in the Cauchari-Olaroz Project;

“Minera Exar Shareholders Committee” means the shareholders committee of Minera Exar, which is responsible for the oversight of Minera Exar;

“Mineral Resource Update 2019” means the technical report entitled “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” with an effective date of March 1, 2019;

“mm” means millimetre;

“MPO” means Mine Plan of Operations;

“MW/h” means Megawatts per hour;

“NEPA” means the United States National Environmental Policy Act of 1969, as amended;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“NOI” means Notice of Intent for the Thacker Pass Project;

“North American Coal” means North American Coal Corporation;

“NPV” means net present value;

“NYSE” means the New York Stock Exchange;

“Orion” means Orion Mine Finance Fund I, formerly RK Mine Finance (Master) Fund II L.P.;

“pH” means the measure of acidity/alkalinity of an aqueous solution;

“ppm” means parts per million;

“PFS” means a pre-feasibility study;

“Phase 1” means, in relation to the Thacker Pass Project, the initial 30,000 tpa of lithium carbonate covered in the Thacker Pass TR;

“Phase 2” means, in relation to the Thacker Pass Project, the ramp up to 60,000 tpa of lithium carbonate covered in the Thacker Pass TR;

“Project Investment” means the transactions between LAC and its subsidiaries and Ganfeng pursuant to which Ganfeng increased its interest in Minera Exar to 50% and LAC decreased its interest to 50%;

“Protocol” means the operating protocol for Minera Exar in respect of COVID-19;

“PwC” means PricewaterhouseCoopers LLP;

“QA/QC” means quality assurance and quality control;

“QP” means a qualified person as defined under NI 43-101;

“RBRC” means relative brine release capacity;

“RC” means reverse circulation;

“RheoMinerals” means RheoMinerals Inc., a subsidiary of the Company;

“ROD” means the BLM’s Record of Decision with respect to the Thacker Pass Project;

“ROM” means run of mine;

“Sawtooth Mining” means Sawtooth Mining LLC;

“SEC” means the U.S. Securities and Exchange Commission;

“Shareholders Agreement” means the shareholders agreement between the Company, 2265866 Ontario Inc., Ganfeng, Minera Exar and Exar Capital dated October 25, 2018;

“Social Responsibility Plan” means the social responsibility plan developed to incorporate best practices on these matters and prepared in accordance with the Argentina Principles, at the Cauchari-Olaroz Project;

“SQM” means Sociedad Química y Minera de Chile S.A.;

“Stage 1” means, in relation to the Cauchari-Olaroz Project, the initial 25,000 tpa of lithium carbonate production capacity covered in the Mineral Resource Update 2019;

“Strategic Agreement” means the strategic collaboration agreement between the Company and Ganfeng dated August 13, 2018;

“t” means tonne;

“TEM” means Time Domain Electromagnetic Survey;

“Thacker Pass Project” means the Company’s lithium project property located in Humboldt County, Nevada;

“Thacker Pass TR” means the technical report dated August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”;

“tpa” means tonnes per annum;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time;

“U.S. Mining Act” means the U.S. General Mining Act of 1872, also known as the Mining Law of 1872, as amended;

“VES” means a Vertical Electrical Sounding Survey; and

“WEDC” means Western Energy Development Corporation, a subsidiary of Western Uranium Corporation.

Schedule “B”
AUDIT AND RISK COMMITTEE CHARTER

[follows]

AUDIT AND RISK COMMITTEE CHARTER

May 7, 2020

I.	PURPOSE

The audit and risk committee (the “Committee”) is a committee of the board of directors (the “Board”) of Lithium Americas Corp. (“LAC”) to which the Board delegates its responsibilities for the oversight of the accounting and financial reporting processes, financial statement audits and risk management functions. The role of the Committee will include:

A.	overseeing the integrity of LAC’s internal audit processes and reviewing LAC’s financial disclosure and reporting;
B.	monitoring the independence and performance of LAC’s external auditor (the “Auditor”);
C.	reviewing the integrity and effectiveness of LAC’s systems of internal controls for reporting on LAC’s financial condition;
D.	monitoring LAC management’s (“Management”) compliance with legal and regulatory requirements as it relates to financial and reporting matters; and
E.	overseeing certain risk management systems and practices adopted by LAC.
II.	COMPOSITION
A.	The Committee will be composed of three directors from the Board, all of whom are independent directors of LAC.
B.

All members of the Committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member of the Committee is not financially literate as required, the person will be provided a three-month period in which to achieve the required level of literacy.

C.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint a Chair and the other members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

D.	The Secretary of the Committee shall be elected by its members.
E.	A member shall cease to be a member of the Committee upon ceasing to be a director of LAC.

III.	COMMITTEE RESPONSIBILITIES

To fulfill the mandate and responsibilities of the Committee, the Committee shall:

A.	Financial Statement and Financial Disclosure
(i)	Review (with the Auditor and Management), prior to recommending to the Board for its approval, the following:
(a)	the audited annual and unaudited quarterly financial statements, including the notes thereto;
(b)	Management’s Discussion and Analysis (“MD&A”) of operations accompanying or contained in the annual or quarterly reports and the consistency of the MD&A with the financial statements;
(c)	any report of the Auditor, letter from the Auditor to Management or any other expert report or opinion obtained by LAC in connection with the financial statements;
(d)	the accounting treatment for any transactions that are material or not in the normal course of LAC’s business;
(e)	the nature and substance of significant accruals, accounting reserves and other estimates having a material effect on the financial statements;
(f)	carrying values of financial assets and liabilities, including key assumptions and practices used to determine fair value accounting and related mark-to-market adjustments;
(g)	any off-balance sheet financing arrangement;
(h)	any use of derivatives and hedging transactions, if conducted by LAC;
(i)	asset retirement and reclamation obligations;
(j)	any pension obligations, if a pension plan has been adopted by LAC;
(k)	LAC’s accounting and auditing principles, policies and practices including any changes thereto;
(l)	all significant adjustments made or proposed to be made in LAC’s financial statements by Management or by the Auditor;
(m)	details regarding any unrecorded audit adjustments;
(n)	any impairment provisions based on ceiling tests or other calculation including the carrying value of goodwill;
(o)	use by LAC of any non-GAAP financial measures or forward-looking financial information contained in any disclosure document; and

(p)	such other matters as the Committee considers necessary in connection with the preparation of LAC’s financial reports.
(ii)

Review and discuss with the Auditor any audit related problems or difficulties and Management’s response thereto, including any restrictions imposed on the scope of the Auditor’s activities, access to required information, disagreement with Management or the adequacy of internal controls.

(iii)	Review, discuss with Management (and with the Auditor, where required or appropriate) and approve or recommend that the Board approve the following, prior to disclosure to the public:
(a)	consolidated annual audited financial statements and related MD&A;
(b)	consolidated unaudited quarterly financial statements and related MD&A;
(c)

press releases announcing or containing financial information including those based on the annual or quarterly financial statements, and non-GAAP financial measures, revenue or earnings guidance or other forward-looking information; and

(d)

financial information contained within any prospectus, annual information form, information circular, take-over bid circular, issuer bid circular, rights offering circular or other form of prescribed disclosure document.

(iv)

Monitor, evaluate and report to the Board on the procedures that are in place for the review of LAC’s public disclosure of financial information extracted or derived from LAC’s financial statements and periodically assess the adequacy of those procedures.

B.	Auditor
(i)	Recommend to the Board:
(a)	the Auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for LAC, and
(b)	the compensation of the external auditor.
(ii)	Require the Auditor to report to the Committee.
(iii)

Oversee the work of the Auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for LAC, including the mandate of the Auditor, the annual engagement letter, audit plan and audit scope.

(iv)	Determine whether the Auditor is satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

(v)

Review and discuss material written communications between the Auditor and Management; and any other matters required to be communicated by the Auditor to the Committee by applicable rules and regulations.

(vi)	Assist in the resolution of disagreements between Management and the Auditor regarding financial reporting.
(vii)	Gain an understanding of whether internal control recommendations made by the Auditor have been implemented by Management.
(viii)	Establish guidelines for the retention of the Auditor for any non-audit services including a consideration of whether the provision of such services would impact the independence of the Auditor.
(ix)

Authorize the Committee Chair to pre-approve all non-audit services to be provided to LAC or its subsidiary entities by LAC’s external auditor, subject to the Committee Chair reporting the pre-approval(s) to the Committee at the Committee meeting subsequent to said approval(s).

(x)	Review and approve the fees and expenses of the Auditor.
(xi)	At least annually, evaluate the Auditor’s qualifications, performance and independence, including that of the Auditor’s lead partner, and report the results of such review to the Board.
(xii)	Where the Committee considers it appropriate, recommend a replacement for the Auditor and oversee any procedures required for the replacement thereof.
(xiii)	Review and approve LAC’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditor of LAC.
(xiv)	Review the effectiveness of any internal auditor and internal audit process, and the working relationship between any internal auditor (and other financial personnel of LAC) and the Auditor.
C.	Internal Controls and Systems
(i)

Monitor, evaluate and report to the Board on the integrity of the financial reporting process and the system of internal controls (including any significant deficiencies or material weaknesses in internal control over financial reporting) that Management and the Board have established and the processes followed by Management and the Board for assessing such internal controls, including the responsibilities of LAC’s internal audit function with respect to internal controls, including without limitation, to get reasonable assurance that LAC has:

(a)	the appropriate books, records and accounts in reasonable detail to accurately and fairly reflect LAC’s transactions;
(b)	effective internal control systems; and

(c)	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.
(ii)

Review with Management and advise the Board with respect to LAC’s policies and procedures regarding compliance with new developments in accounting principles, laws and regulations and their impact on the financial statements of LAC.

(iii)	Review Management’s report on and the Auditor’s assessment of LAC’s internal controls and report all deficiencies and remedial actions to the Board.
(iv)	Review and monitor LAC’s compliance with applicable legal and regulatory requirements related to financial reporting and disclosure.
(v)

With respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and Chief Financial Officer to comply with National Instrument 52-109, and review disclosures made to the Committee by LAC’s Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws.

(vi)	Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud.
(vii)	Review with Management the policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets.
D.	Risk Management
(i)	Review, monitor, evaluate and report to the Board on:
(a)	LAC’s major business, operational, political, financial, compliance and control risks and exposures, including risk of frauds within operations or financial reporting;
(b)	the steps management has taken to monitor and control such risks and exposures, including, without limitation, insurance coverage;
(c)	LAC’s policies with respect to risk assessment and risk management; and
(d)	reporting trends on emerging risks and recommending disclosure and risk management measures to Management as needed.
(ii)

Ensure that the Board is aware of matters which may significantly impact LAC’s financial condition, business, assets or stakeholders, their likelihood and magnitude, and the interrelationships and potential compounding effects of such risks, and that the Board discusses such risks with

Management and assess the steps Management has taken to minimize such risks considering LAC’s risk tolerance level.
(iii)	Assess the level of risk tolerance for LAC, its process for identifying principal business and operational risks, and to implement measures for managing and disclosing such risks.
(iv)	Review and assess the adequacy of insurance coverage for LAC, including directors’ and officers’ liability coverage.
(v)	Review with the Auditor and Management the treatment and disclosure of significant related party transactions and potential conflicts of interest.
(vi)	Review the appointment of LAC’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.
(vii)	Establish procedures for:
(a)	the receipt, retention and treatment of complaints received by LAC regarding accounting, internal accounting controls, or auditing matters, and
(b)	the confidential, anonymous submission by employees of LAC of concerns regarding questionable accounting or auditing matters.
(viii)

Review any material complaints and concerns or reported violations received regarding accounting, internal controls or auditing matters, and the investigation and resolution thereof, including, without limitation, any matter brought to the attention of the Committee relating to the existence of any actual or potential conflict of interest disclosure provided pursuant to LAC’s Code of Business Conduct and Ethics (the “Code”) and determine appropriate action to be recommended to the Board.

(ix)	Review privacy and data security risks applicable to LAC and measures taken to mitigate such risks, including the protection of LAC’s management information systems and data.
(x)	Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.
(xi)	Receive and review Management’s report and, if applicable, the report of the Auditor, with respect to:
(a)	any material correspondence with, or other material action by, regulators or governmental agencies;
(b)	any material legal proceeding involving LAC; or
(c)	any allegations concerning LAC’s non-compliance with applicable laws or listing standards.

E.	Other Matters
(i)	Perform any other activities consistent with this charter, LAC’s articles and by-laws and governing law as the Committee or the Board deems necessary or appropriate.
(ii)

Annually conduct a self-assessment of the performance of the Committee and the members thereof and report its findings to the Board. This review shall seek to identify specific areas, if any, in need of improvement or strengthening.

(iii)	Report at regularly scheduled Board meetings on matters coming before the Committee.
IV.	AUTHORITY AND RESOURCES
A.

The Committee has the authority to engage independent counsel, consultants and other advisors as it deems necessary or advisable to carry out its duties and responsibilities and the Committee will set the compensation for such advisors.

B.

The Committee has the authority to communicate directly with and to meet with the Auditor and the internal auditor, and Management, exclusive of each other for purposes of performing its duties.  This extends to requiring the Auditor to report directly to the Committee. The Committee will meet with the Auditor independent of Management after each review of the unaudited and audited financial statements and at such other times as the Committee may require.

C.

In connection with their service on the Committee, the members shall be entitled to such remuneration, payment or reimbursement of such incidental expenses and indemnification, on such terms as the Board may so determine from time to time.

D.	LAC shall provide the Committee with such resources, personnel and authority as the Committee may require in order to properly carry out and discharge its roles and responsibilities hereunder.
E.

The Committee and its members shall have access to such documents or records of LAC and to such officers, employees or advisors of LAC or require their attendance at any meeting of the Committee, all as the Committee or the members thereof may consider necessary in order to fulfill and discharge their responsibilities hereunder.

F.

The Committee shall review and assess the adequacy of this charter on a regular basis and consider whether this charter appropriately addresses the matters that are or should be within its scope and, where appropriate, make recommendations to the Board for the alteration, modification or amendment hereof.

G.	This charter may, at any time, and from time to time, be altered, modified or amended in such manner as may be approved by the Board.

V.	MEETINGS
A.

The Committee shall meet as often as it considers necessary, but at least once per quarter and, subject to the terms hereof and applicable law, otherwise establish its procedures and govern itself as the members of the Committee may see fit in order to carry out and fulfill its duties and responsibilities hereunder.

B.	The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.
C.

Meetings of the Committee may be called by the Chair of the Committee, any other member of the Committee or the Auditor. Not less than 48 hours advance notice of any meeting shall be given orally or in writing personally delivered or by facsimile or electronic mail together with an agenda to each member of the Committee unless all members of the Committee are present at any meeting and agree to waive notice and any absent member of the Committee has waived notice or otherwise consented to the holding of such meetings in writing.

D.	The Auditor shall receive notice of and have the right to attend all meetings of the Audit Committee.
E.

A majority of members of the Committee will constitute a quorum (provided that a quorum shall not be less than 2 members). Decisions of the Committee will be by an affirmative vote of the majority of those members of the Committee voting at a meeting. In the event of an equality of votes, the Chair will not have a casting or deciding vote. The Committee may also act by resolution in writing signed by all the members of the Committee.

F.

The Committee shall keep or cause to be kept minutes or other records of its meetings and proceedings and provide such records to LAC as the Committee may so determine. The approved minutes of the Committee shall be circulated to the Board as soon as practicable.

G.

Any member of the Committee may participate in a meeting by conference telephone or other communications equipment by means of which all persons participating in the meeting can adequately communicate with each other, and a member participating in a meeting pursuant to this section shall be deemed for purposes of the Business Corporations Act (British Columbia) to be present in person at the meeting.

H.

The Committee may invite the Auditor, Management, directors, employees or other persons as it sees fit from time to time to attend its meetings and assist thereat provided, however, that only members of the Committee may participate in the deliberation, and vote on any matter to be decided by the Committee.

I.	All meetings shall include an in-camera session of independent directors without management present.

VI.	RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair of the Committee shall have the following responsibilities and duties.

(i)	Chair meetings of the Committee.
(ii)	In consultation with the Board Chair and the Corporate Secretary, determine the frequency, dates, guests and locations of meetings of the Committee.
(iii)

In consultation with LAC’s Chief Executive Officer, Chief Financial Officer, Corporate Secretary and others as required, review the annual work plan and the meeting agendas to ensure all required business is brought before the Committee.

(iv)	In consultation with the Board Chair, ensure that all items requiring the Committee’s approval are appropriately tabled.
(v)	Report to the Board on the matters reviewed by, and on any decisions or recommendations of, the Committee at the next meeting of the Board following any meeting of the Committee.
(vi)	Carry out any other or special assignments or any functions as may be requested by the Board.
VII.	APPROVAL

Approved by the Board on May 7, 2020.